Rio Tinto

2025 full year results

19 February 2026

Solid results underpinned by +8% CuEq[1] production and sharper cost discipline

Rio Tinto Chief Executive Simon Trott said: "Safety remains our highest priority. We are deeply committed to learning from the tragic death of one of our colleagues at the Simandou project last weekend and I will be spending time with the team on the ground, as we fully investigate how this happened.

"Our solid financial results demonstrate clear progress as we embed our stronger, sharper and simpler way of working. We achieved an 8% uplift in CuEq production[1] driven by the ongoing ramp-up of the Oyu Tolgoi underground copper mine and record iron ore production since April from our Pilbara operations. This strong operational performance, together with a diversifying portfolio and firm cost discipline, underpinned a 9% increase in underlying EBITDA to $25.4 billion and operating cash flow of $16.8 billion. We delivered stable underlying earnings of $10.9 billion, after taxes and government royalties of $10.4 billion[2].

"We continue to invest in delivering industry-leading, value-accretive growth, supported by our disciplined capital allocation and best-in-class project execution. We remain on track to achieve 3% CAGR in CuEq[1] production to 2030. At the same time, the structural cost improvements underway today position us for higher margins and cash flow. With a high-quality pipeline, anchored in copper, we have clear visibility to extend this growth profile well into the next decade.

"Our strong cash flow and balance sheet enable us to sustain a 60% payout ratio with a $6.5 billion ordinary dividend, making it the tenth consecutive year at the top end of the range."

1. Executive Summary

- Net cash generated from operating activities of $16.8 billion up 8% and underlying EBITDA of $25.4 billion up 9%. Results were underpinned by our operational excellence and disciplined cost management, and rising contributions from copper and aluminium.
- **Profit after tax** attributable to owners of Rio Tinto of $10.0 billion.
- **Ordinary dividend** of $6.5 billion, a 60% payout, ten-year track record at top end of range.
- **Key project execution milestones in 2025**:
  - **Oyu Tolgoi copper underground** development project **now complete**
  - **Simandou high grade iron ore first ore shipment** in December
  - **Western Range iron ore replacement mine** opened on time and on budget
  - Construction commenced at **three further Pilbara iron ore brownfield mines**
  - **Arcadium acquisition** closed ahead of schedule in March: focused on delivering in-flight lithium projects in Argentina and Canada

[1] Copper equivalent volume = Rio Tinto's share of production volume / Volume conversion factor x Product price ($/t) / Copper price ($/t). Prices are based on long-term consensus prices. [2] In 2024, taxes and government royalties were $8.2 billion.

Year ended 31 December	2025	2024	Change
Net cash generated from operating activities (US$ millions)	**16,832**	15,599	8%
Purchases of property, plant and equipment and intangible assets (US$ millions)	**12,335**	9,621	28%
Free cash flow[1] (US$ millions)	**4,025**	5,553	(28)%
Consolidated sales revenue (US$ millions)	**57,638**	53,658	7%
Underlying EBITDA[1] (US$ millions)	**25,363**	23,314	9%
Underlying earnings[1] (US$ millions)	**10,868**	10,867	—%
Profit after tax attributable to owners of Rio Tinto (net earnings) (US$ millions)	**9,966**	11,552	(14)%
Underlying earnings per share (EPS)[1] (US cents)	**669.2**	669.5	—%
Ordinary dividend per share (US cents)	**402**	402	—%
Underlying return on capital employed (ROCE)[1]	**16%**	18%	
Net debt[1] (US$ millions)	**14,362**	5,491	162%

[1] This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group's operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 38 to 45.

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2. Our strategy - Delivering industry-leading value

Our strategy is built on a diversified portfolio of world-class assets and projects in the right commodities. It centres on the priorities of a great metals and mining business: operational excellence, project execution and capital discipline, underpinned by our people, social licence and partnerships. We are focused on the fundamentals of value creation and implementing our stronger, sharper, simpler way of working.

	2025 highlights
People and Safety first	• Our all-injury frequency rate (AIFR) for 2025 was 0.37, consistent with 2024. • We are strengthening safety through front-line focus, simplification and accountability.
Operational excellence	**On our pathway to deliver 4% CAGR unit cost improvement to 2030** • **Volume driven efficiencies:** ◦ **Copper:** +11% YoY, driven by ongoing ramp-up of Oyu Tolgoi +61% YoY ◦ **Aluminium:** uplift cross the value chain, with record annual bauxite production of 62.4 Mt ◦ **Resulted in 5%[1] operating unit cost reduction in 2025 (2024 real terms)** • **Productivity benefits: $650 million[2] annualised by Q1 2026 - key actions** ◦ **Streamlined organisation:** from four into three core product groups - Iron Ore, Aluminium & Lithium and Copper, moving decisions to our assets, as close as possible to the point of impact ◦ **Stronger operational discipline:** deployed operational excellence programs across all managed sites, reduced contractors and discretionary spend through strict controls ◦ **Sharper focus:** placed Jadar into care & maintenance, stopped non-core studies and programs
Project execution	• **Strong project execution outcomes:** ◦ **Simandou:** exceptional development pace with first shipment in Q4 ◦ **Pilbara:** Western Range opened on time and on budget, four of the five major replacement mines are ramping up or under construction ◦ **Copper:** Oyu Tolgoi underground development project is now complete, first Nuton copper achieved at Johnson Camp mine ◦ **Lithium:** completed acquisition of Arcadium, focus on delivering in-flight projects on time and on budget towards 200 ktpa lithium carbonate equivalent capacity by 2028
Capital discipline	• **Strong balance sheet supports ten-year track record of 60% ordinary dividend payout** • **Targeting to release $5-10 billion cash proceeds from asset base** ◦ Market testing of borates and TiO_2 underway, together with the monetisation of infrastructure
Strong sustainability and social licence	• **Decarbonisation:** ◦ We have a pathway to our 2030 target of a 50% reduction in Scope 1 and 2 emissions, however this is dependent on the timely delivery of third party projects to underpin those solutions and completion of commercial discussions, neither of which can be guaranteed by that date. ◦ CO_2 emissions: 31.5 Mt CO_2e Scope 1 and 2 in 2025, equivalent to a 14% reduction vs 2018 baseline (36.7 Mt CO_2e). • **Agreement Modernisation:** ◦ We signed a Co-Management Agreement with the Puutu Kunti Kurrama and Pinikura (PKKP) Aboriginal Corporation to support a lasting and trusted partnership. The agreement is the overarching framework for our iron ore operations on PKKP Country and formalises how they engage on proposals affecting heritage and social surroundings throughout the mine life cycle. ◦ We signed an updated Agreement with the Nyiyaparli People to strengthen ways of working together, deliver long-term benefits for the Nyiyaparli People, and provide Rio Tinto with a clear framework for engaging on mine development on Nyiyaparli Country. ◦ We also signed an Interim Modernised Agreement with the Yinhawangka People, establishing a pathway to a fuller modernised agreement that will govern how Rio Tinto operates on Yinhawangka Country for the long term.

1. *Based on total cost of sales of our operations, divided by sales volumes in copper equivalent terms on a Rio Tinto consolidated basis, stated in 2024 real terms.*
2. *Productivity benefits are operating expenses savings on an annual run rate basis. They include actions already realised ($370 million) and actions which will be delivered by end of Q1 2026 ($280 million). All figures are on a consolidated basis.*

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3. Guidance

2026 production and sales guidance and capital investment guidance are consistent with our Capital Markets Day, released on 4 December 2025.

Production and sales[2]	Units	2025	2026 Guidance[1]
Total iron ore sales[3]	Mt[4]	342	**343 - 366**
Pilbara sales (100% basis)	Mt[4]	326	**323 - 338**
Simandou sales (100% basis)	Mt[4]	0	**5 - 10**
IOC[5] sales (100% basis)	Mt[4]	16	**15 - 18**
Copper production (consolidated)	kt	883	**800 - 870[8]**
Aluminium & Lithium			
Bauxite production	Mt	62.4	**58 - 61**
Alumina production[6]	Mt	7.6	**7.6 - 8.0**
Aluminium production[7]	Mt	3.4	**3.25 - 3.45**
Lithium carbonate equivalent (LCE) production	kt	57	**61 - 64**

1. *Guidance remains subject to weather impacts. Pilbara iron ore guidance remains subject to the timing of approvals for planned mining areas and heritage clearances.*
2. *Rio Tinto share unless otherwise stated. Our strategic reviews are advancing as planned, with the next phase focused on identifying the best path to unlock value. As such, we will no longer provide production guidance for Iron and Titanium, and Borates, while this process is underway.*
3. *Includes all shipments from Pilbara and IOC, including those to our Portside trading business; Excludes shipments from our Portside trading business.*
4. *Wet metric tonnes.*
5. *Iron Ore Company of Canada.*
6. *QAL production now included on a 100% basis for 2026 guidance.*
7. *Includes primary aluminium only.*
8. *Circa 10% YoY growth from operated assets.*

Unit Costs

	2025	2026 Guidance
Pilbara iron ore unit cash costs, free on board (FOB) basis - US$ per wet metric tonne	23.5	23.5 - 25.0
Australian dollar exchange rate	0.64	0.67
Copper C1 net unit costs (Kennecott, Oyu Tolgoi and Escondida) - US cents per lb	67	65 - 75

Pilbara unit cost guidance: reflecting the impact of a stronger Australian dollar against the US dollar. We continue our focus on productivity through increasing orebody efficiency and improving system flow, to partially offset the impacts of currency headwinds, inflation and depletion.

Share of capital investment

$bn	2025	2026 Guidance
Growth capital	3.2	Up to 3.0
Sustaining capital	4.4	~4.0
Replacement capital	3.6	~3-4
Decarbonisation capital	0.2	~0.2
Total Group	**11.4**	**Up to 11**
Effective tax rate	31.5 %	~30%

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Other guidance for 2026

- **The effective tax rate on underlying earnings is expected to be ~30%.** In 2025, the rate was 31.5%, compared to guidance of 33%, primarily due to the re-recognition of deferred tax assets in Australia and the US in the second half of the year.
- **Our exploration and evaluation expense (E&E) is expected to be ~$0.8 billion**. This reflects sharper focus on our portfolio, by advancing value-accretive programs and stopping non-core studies. Our underlying expenditure on E&E in 2025 was $0.8 billion (pre-sale of interest in the Winu project).
- **An annual cash spend of ~$1 billion is expected on closure activities** in the coming years, in line with 2025, as we continuously rehabilitate our operations and progress work at Argyle, Diavik, Energy Resources of Australia (ERA) (under a Management Service Agreement), the Gove alumina refinery and legacy sites, together with progressive closure activity across our operations.

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4. Price and exchange rate sensitivities

The following sensitivities give the estimated effect on underlying EBITDA, assuming that each price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one; movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities quoted here include the effect on operating costs of movements in exchange rates, but do not include the effect of the revaluation of foreign currency working capital. They should be used with care.

	Average published price/exchange rate for 2025	US$ million impact on 12 months underlying EBITDA of a 10% change in prices/exchange rates
Aluminium (LME) - US$ per tonne	**2,632**	1,330
Copper (LME) - US cents per pound	**451**	899
Gold - US$ per troy ounce	**3,432**	211
Iron ore realised price (FOB basis) - US$ per dry metric tonne	**90.0**	2,317
Lithium carbonate (spot, $/t CIF China, Japan & Korea)	**9,451**	56
Australian dollar against the US dollar	**0.64**	937
Canadian dollar against the US dollar	**0.72**	404
Oil (Brent) - US per barrel	**69**	172

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5. Financial performance

5.1 Income Statement

Financial results from our diversifying portfolio

To provide additional insight into the performance of our business, we report underlying EBITDA and underlying earnings. Underlying EBITDA and underlying earnings are non-IFRS measures. For definitions and a detailed reconciliation of underlying EBITDA and underlying earnings to the nearest IFRS measures, see pages 38 to 41, respectively.

The principal factors explaining the movements in underlying EBITDA are set out in this table.

	US$bn
2024 underlying EBITDA	**23.3**
Prices	—
Exchange rates	0.1
Volumes and mix	2.4
General inflation	(0.5)
Energy	0.1
Operating cash unit costs	0.3
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	0.4
Non-cash costs/other	(0.6)
Change in underlying EBITDA	**2.0**
2025 underlying EBITDA	**25.4**

Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

- **Underlying EBITDA:** increased by 9% to $25.4 billion, driven by a 5% uplift in sales volumes (on a copper equivalent, Rio Tinto share basis), diversifying portfolio and cost discipline. In conjunction with cost discipline, we achieved a 5% (2024 real terms) reduction in our operating unit costs.
- **Overall neutral impact of price movements reflects the growing importance of our diversified model:** the 6% lower iron ore index price (FOB $/dmt) was offset by higher prices for bauxite, alumina, aluminium (net of tariff impact), copper and gold, demonstrating the resilience and value of our diversified portfolio through the commodity cycle. A table of prices and exchange rates is included on page 46.
- **Exchange rates $0.1 billion benefit:** on average, the US dollar strengthened by 2% against the Australian and Canadian dollars, which was partially offset by exchange losses on revaluation of balance sheet items as the US dollar weakened towards the end of 2025.
- **Volumes and mix $2.4 billion benefit:** demonstrates our strong foundation in operational excellence, with a 5% rise in sales volumes (on a copper equivalent, Rio Tinto share basis).
    - **Uplift in volumes $2.9 billion:** driven by a 12% uplift in consolidated copper shipments underpinned by a 61% increase in copper production at Oyu Tolgoi and increased gold grades and volumes, along with higher throughput at Escondida. We delivered a net 1% increase in Pilbara shipments (Rio Tinto consolidated basis), demonstrating our operational resilience following the four cyclones in Q1, the impact of which is disclosed separately. The volume uplift also reflected exceptional bauxite production underpinned by the Safe Production System (SPS).
    - **Impact of cyclones in the Pilbara -$0.6 billion:** the total impact to underlying EBITDA of the cyclones was -$0.7 billion (-$0.6 billion volume impact and cyclone recovery costs of -$0.1 billion).
- **Inflation net of energy prices -$0.4 billion impact:** general inflation on our cost base of $0.5 billion was partly offset by the easing of diesel prices.

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- **Improved operating cash unit costs net $0.3 billion: sharper focus on cost discipline.**
    - **Cash unit cost improvement $0.8 billion:** was underpinned by enhanced cost efficiencies achieved on delivering higher copper, bauxite and alumina volumes, whilst maintaining strong cost discipline.
    - **Temporary cash unit cost increases -$0.4 billion:** refined copper production at Kennecott was 31% lower in 2025, due to the planned smelter shutdown and limited ore availability from geotechnical constraints until we gain access to higher grade ore in Slice 2 in 2027. 2024 was a strong comparative year with more refined production from the drawdown of inventory, following the smelter rebuild in 2023. IOC's cash unit costs were impacted by 1% lower production and reflected investment in mine pit health and operational stability.
    - **Higher aluminium raw material prices -$0.1 billion:** reflected increases in prices for coke and caustic, partially offset by alloys.
    - **Cyclone recovery costs in the Pilbara -$0.1 billion:** included repair and mitigation costs, supporting delivery of recovered volumes.
- **Exploration and evaluation $0.4 billion benefit:** with Rincon costs being capitalised from 1 July 2024 and a $0.2 billion gain on sale of 30% interest in Winu.
- **Non-cash costs/other -$0.6 billion impact:** includes investment to reflect our growth and diversification ambition, including operating expenditure at Simandou as operations ramp up, funding of Nuton programs and Arcadium acquisition and integration costs. Furthermore, in 2024 we revised the closure discount rate from 2.0% to 2.5%, increasing underlying EBITDA by $0.2 billion, which did not recur in 2025.

Net earnings

The principal factors explaining the movements in underlying earnings and net earnings are set out below.

Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in 2025 was $10 billion (2024: $11.6 billion).

	US$bn
2024 net earnings	**11.6**
Changes in underlying EBITDA (see above)	2.0
Increase in depreciation and amortisation (pre-tax) in underlying earnings	(0.6)
Increase in interest and finance items (pre-tax) in underlying earnings	(0.2)
Increase in tax on underlying earnings	(1.0)
Increase in underlying earnings attributable to outside interests	(0.2)
Total changes in underlying earnings	**—**
Changes in items excluded from underlying earnings (see below)	**(1.6)**
Movement in impairment charges net of reversals	0.3
Movement from consolidation and disposal of interests in businesses	(0.9)
Movement in closure estimates (non-operating and fully impaired sites)	(0.1)
Movement in exchange differences and gains/losses on derivatives	(0.6)
Other	(0.2)
2025 net earnings	**10.0**

Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

- **Increase in depreciation -$0.6 billion:** in line with ramp-up of Oyu Tolgoi and inclusion of Arcadium since March.
- **Higher taxes -$1.0 billion:** increased contribution from Escondida with an associated higher underlying tax rate. Additionally, some unrecognised deferred tax assets, disallowed costs and adjustments in respect of prior years around the Group, have driven the effective tax rate on underlying earnings to 31.5% (28.3% in 2024).

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- **Higher finance items:** reflecting an $8.9 billion increase in net debt in 2025 following the issuance of $9 billion of bonds to fund the acquisition of Arcadium and for general corporate purposes.

Items excluded from underlying earnings

The differences between underlying and net earnings are set out in this table (all numbers are after tax and exclude amounts attributable to non-controlling interests).

Year ended 31 December	2025 US$bn	2024 US$bn
Underlying earnings	**10.9**	10.9
Items excluded from underlying earnings		
Net gains on consolidation and disposal of interests in businesses	—	0.9
Impairment charges net of reversals	**(0.2)**	(0.5)
Foreign exchange and derivative gains/(losses) on net debt and intragroup balances and derivatives not qualifying for hedge accounting	**(0.4)**	0.2
Change in closure estimates (non-operating and fully impaired sites)	**(0.2)**	(0.1)
Other	—	0.2
Total items excluded from underlying earnings	**(0.9)**	0.7
Net earnings	**10.0**	11.6

Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

On page 41 there is a detailed reconciliation from net earnings to underlying earnings, including pre-tax amounts and additional explanatory notes. The differences between profit after tax and underlying EBITDA are set out in the table on page 39.

- In 2025, there were no significant gains on consolidation and disposal of interests in businesses. In 2024, these totalled $0.9 billion, primarily related to a gain following the increase in ownership of Tiwai Point Smelter (NZAS), New Zealand, the sale of Sweetwater, a former uranium legacy site in Wyoming, US, and the sale of Dampier Salt's Lake MacLeod operation in Western Australia.
- **Impairment charges net of reversals -$0.2 billion**: mainly related to the tailings storage facility at the Yarwun alumina refinery, which was expected to reach capacity by 2031. We will curtail production by 40% from October 2026 to allow another four years to explore and develop technical solutions that could extend the refinery's life, which resulted in an impairment charge in 2025. Refer to note 4 to the Financial Statements of our 2025 Annual Report for further details. In 2024, we recognised impairment charges net of reversals of $0.5 billion (after tax), mainly related to our alumina refinery Queensland Alumina Limited (QAL) .
- **Foreign exchange and derivative losses -$0.4 billion:** includes post-tax losses on intragroup balances of $0.8 billion (2024: $0.6 billion gain) offset by post-tax gains on external net debt of $0.3 billion (2024: $0.4 billion loss), primarily as a result of the strengthening of the Australian dollar in 2025.

Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto.

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Underlying EBITDA by product group

	Underlying EBITDA		
Year ended 31 December	2025 US$bn	2024 US$bn	Change %
Iron Ore	15.2	17.0	(11)%
Aluminium & Lithium	4.6	3.6	29 %
Copper	7.4	3.4	114 %
Reportable segments total	27.1	24.0	13 %
Simandou iron ore project	(0.1)	—	336 %
Other operations	0.1	0.5	(90)%
Central pension costs, share-based payments, insurance and derivatives	(0.1)	0.2	(148)%
Restructuring, project and one-off costs	(0.6)	(0.3)	139 %
Other central costs	(0.8)	(0.8)	— %
Central exploration and evaluation	(0.2)	(0.2)	(3)%
Total	25.4	23.3	9 %

Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals and year-on-year changes. Underlying EBITDA and underlying earnings are non-IFRS measures used by management to assess the performance of the business and provide additional information which investors may find useful. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 38 to 45. Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.

- **Other Operations:** includes Rio Tinto Iron & Titanium, Borates and Diamonds. Underlying EBITDA was lower YoY due to weaker demand for TiO_2 in 2025 and where 2024 included a one-off insurance receipt ($0.2 billion).
- **Central pension costs, share-based payments, insurance and derivatives netted to $0.1 billion**: mainly associated with the premiums paid by the business to our captive insurers offset by insurance claim settlements and unrealised losses on derivatives (vs gain in 2024).
- **Restructuring, project and one-off costs $0.6 billion:** YoY increase primarily in the first half, associated with the acquisition and integration of Arcadium. It also includes centrally funded research and development programs (expected to reduce in 2026 following rationalisation), and continued investment in Group-wide technology and systems to drive further productivity. In the second half, we simplified and streamlined our operating model, resulting in a leaner Executive Committee (from 11 to 9) and senior management team (reduced roles by 22%). This resulted in one-off restructuring costs in 2025, with the full benefit expected in 2026.
- **Other central costs $0.8 billion:** central corporate costs were flat YoY, reflecting cost productivity improvements delivered on simplifying central functions, which offset inflationary pressures.
- **Central exploration and evaluation $0.2 billion:** during 2025, we further prioritised our strong portfolio of exploration projects with activity in 15 countries across six commodities. This included simplifying the focus through decisions to cease exploration activity in Brazil and Finland and any lithium exploration projects without remaining commitments. Importantly, we advanced the drill program and early studies at the Nuevo Cobre project in Chile, in partnership with Codelco.

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5.2 Consistently strong cash flow generation with disciplined investment

Year ended 31 December	2025 US$bn	2024 US$bn
Net cash generated from operating activities	16.8	15.6
Purchases of property, plant and equipment and intangible assets	(12.3)	(9.6)
Sales of property, plant and equipment and intangible assets	0.1	—
Lease principal payments	(0.5)	(0.5)
Free cash flow[1]	4.0	5.6
Dividends paid to equity shareholders	(6.1)	(7.0)
Acquisition of Arcadium (including acquired net debt)	(7.6)	—
Net funding relating to Simandou (outside of free cash flow)	0.8	0.5
Funding received relating to the Nemaska project	0.2	—
Other	(0.1)	(0.3)
Movement in net debt[1]	(8.9)	(1.3)

Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

- **$16.8 billion of net cash generated from operating activities**: reflecting the higher underlying EBITDA and a 66% underlying EBITDA cash conversion rate, in line with 2024. There was a modest working capital cash outflow of $0.2 billion, including the impact of higher commodity prices in receivables.
- **$12.3 billion of purchases of property, plant and equipment and intangible assets:** comprised $4.1 billion of growth, $3.6 billion of replacement, $4.5 billion of sustaining and $0.2 billion of decarbonisation capital (in addition to $0.4 billion of decarbonisation operational expenditure). Our share of capital investment (see table below) was $11.4 billion. We continue to fund our capital program in accordance with our disciplined capital allocation framework.
- **$6.1 billion dividends paid:** reflected payment of the 2024 final and the 2025 interim ordinary dividends.
- **$7.6 billion Arcadium acquisition**: includes $6.3 billion paid to Arcadium's shareholders, $0.4 billion paid to their convertible loan note holders, consolidation of Arcadium's $0.7 billion net debt and $0.2 billion loaned by Rio Tinto to Arcadium prior to completion of the acquisition. Transaction costs have been expensed and are included in operating expenses and are part of operating cash flows.
- **$0.8 billion net inflow from Simandou funding:** we received $1.3 billion from Chalco Iron Ore Holdings (CIOH) relating to CIOH's share of Simandou project expenditure. This was partly offset by $0.6 billion funding provided to Winning Consortium Simandou (WCS) rail and port entities.
- **$14.4 billion net debt[1] at 31 December 2025**: the above movements resulted in an increase in net debt[1] of $8.9 billion in 2025.

[1] This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group's operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 38 to 45.

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Year ended 31 December	2025 US$m	2024 US$m[c]
Purchase of property, plant and equipment and intangible assets	**12,335**	9,621
Less: Sales of property, plant and equipment and intangible assets	**(50)**	(30)
Capital expenditure	**12,285**	9,591
Funding provided by the Group to equity accounted units (EAUs)[a]	**557**	965
Less: Equity or shareholder loan financing received/due from non-controlling interests[b]	**(1,439)**	(1,063)
Rio Tinto share of capital investment	**11,403**	9,493

(a) Funding provided by the group to EAUs relates to funding of WCS Rail and Port Holding Entities (WCS) in relation to the Simandou project, consisting of a direct equity investment in WCS of US$249 million (2024: US$431 million) and loans provided totalling US$308 million (2024: US$534 million).

(b) We received US$1,321 million (2024: US$1,505 million) from Chalco Iron Ore Holdings Ltd (CIOH) interests of which US$1,160 million (2024: US$1,063 million) relates to CIOH's 47% share of capital expenditure incurred on the Simandou project and associated funding provided by the Group to EAUs during the current year on an accruals basis. In 2025, we also received US$236 million from Investissement Québec (IQ) in respect of their 50% share of capital expenditure incurred on the Nemaska lithium development project. The equivalent amount, on an accruals basis, of US$279 million is included in Rio Tinto share of capital investment.

(c) The 2024 comparative has been recast to include sales of property, plant and equipment and intangible assets which is now part of the definition.

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5.3 Retaining a strong balance sheet

- **Net debt[1]**: $14.4 billion at 31 December 2025 increased by $8.9 billion compared to 2024 year end, mainly following completion of the Arcadium acquisition in March.
- **Net gearing ratio[1]** (net debt to total capital): 18% at 31 December 2025 (31 December 2024: 9%). See page 45.
- **Total financing liabilities excluding net debt derivatives:** $23.5 billion at 31 December 2025 following $9 billion bond issuance to fund the acquisition of Arcadium and for general corporate purposes (31 December 2024: $13.8 billion) and the weighted average maturity was 11 years. At 31 December 2025, 76% of these liabilities were at floating interest rates (81% excluding leases). The maximum amount within non-current borrowings maturing in any one calendar year is $2.8 billion, which matures in 2028.
- **Cash and cash equivalent plus other short-term highly liquid investments**: $9.2 billion at 31 December 2025 (31 December 2024: $8.7 billion).
- **Provision for closure costs:** $17.8 billion at 31 December 2025 (31 December 2024: $15.7 billion). The key movements explaining the increase were:
  - +$0.9 billion due to a weakening of the US dollar against local currencies at 31 December 2025
  - +$0.8 billion from amortisation of the discount on provisions
  - +$1.2 billion from net increases to new provisions
  - +$0.3 billion relating to the Arcadium acquisition
  - partly offset by -$1.0 billion spend against the provision as we advanced our closure activities at Argyle, ERA (under a Management Service Agreement), the Gove alumina refinery and other legacy sites, along with progressive closure activity across our operations.

[1] This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group's operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 38 to 45.

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5.4 Shareholder returns

Ten-year track record of 60% payout ratio on the ordinary dividend

	2025 US$bn	2024 US$bn
Ordinary dividend		
Interim[(a)]	**2.4**	2.9
Final[(a)]	**4.1**	3.7
Full-year ordinary dividend[(a)]	**6.5**	6.5
Payout ratio on ordinary dividend	**60%**	60%

a. *Based on weighted average number of shares and declared dividends per share for the respective periods and excluding foreign exchange impacts on payment. Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.*

Ordinary dividend per share declared	**2025**	2024
Interim (US cents)	**148**	177
Final (US cents)	**254**	225
Full-year (US cents)	**402**	402

Final dividend calendar	**2026**
Ex-dividend date for Rio Tinto plc and Rio Tinto Limited ordinary shares	**5 March**
Ex-dividend date for Rio Tinto plc ADRs	**6 March**
Record date	**6 March**
Final date for Dividend Reinvestment Plan and alternate currency payment elections	**24 March**
Currency conversion date	**7 April**
Payment date	**16 April**

The 2025 final ordinary dividend to be paid to our Rio Tinto Limited shareholders will be fully franked. The Board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.

The Board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising long-term shareholder value while maintaining a strong balance sheet.

The Board expects total cash returns to shareholders over the longer term to be in a range of 40% to 60% of underlying earnings in aggregate through the cycle. Both Rio Tinto plc and Rio Tinto Limited dividends are declared in US dollars.

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6. Review of operations

Iron Ore

Year ended 31 December	**2025**	2024	Change
Pilbara production (million tonnes — 100%)	**327.3**	328.0	0 %
Pilbara shipments (million tonnes — 100%)	**326.2**	328.6	(1)%
Salt production (million tonnes — Rio Tinto share)[1]	**4.8**	5.8	(18)%
IOC pellets and concentrates production (million tonnes — Rio Tinto share)[2]	**9.3**	9.4	(1)%
Simandou production (million tonnes — Rio Tinto share)	**1.0**	NA	NA
Segmental revenue (US$ millions)	**28,989**	31,601	(8)%
Average Pilbara iron ore realised price (US$ per dry metric tonne, FOB basis)	**90.0**	97.4	(8)%
IOC pellets realised price (US$ per wet metric tonne, FOB basis)[2]	**125.7**	144.0	(13)%
Underlying EBITDA (US$ millions)	**15,194**	16,985	(11)%
Net cash generated from operating activities (US$ millions)	**10,605**	12,132	(13)%
Capital expenditure (US$ millions)[3] - excludes Simandou project	**(4,422)**	(3,303)	34 %
Free cash flow (US$ millions)	**6,061**	8,740	(31)%
Underlying return on capital employed[4]	**39%**	48%	

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-year change. Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.

1. *Dampier Salt is reported within Iron Ore, reflecting management responsibility. The Simandou iron ore project in Guinea reports to the Chief Safety & Technical Officer and financial information is reported outside the Reportable segments.*
2. *Iron Ore Company of Canada (IOC) has been moved from the former Minerals product group to the Iron Ore product group.*
3. *Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets.*
4. *Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.*

Financial performance

- **Pilbara product strategy:** Following a review of our product strategy, we made some changes to specifications of the Pilbara Blend. These predominantly combined the previous Pilbara Blend and SP10 products into a single blend with the average iron content moving to 60.8% Fe (from 61.6%). Shipments of the new Pilbara Blend commenced in July 2025. As planned, SP10 levels have reduced by around half YoY, accounting for 10% of Pilbara shipments in H2 2025 (100% basis), from 20% in H2 2024.
- **Underlying EBITDA:** 11% lower than 2024, primarily reflecting lower realised prices across both Pilbara and IOC ($2.3 billion impact) alongside inflation. These impacts were partly offset by a 1% increase in Pilbara shipments (consolidated basis), despite disruption from the cyclones in Q1, along with a lower proportion of SP10 volumes following implementation of the Pilbara product strategy.
- **Pilbara unit costs:** Strong Pilbara shipment performance and mining productivity in the second half drove a reduction in unit costs from $24.3 per tonne in H1 to $23.5 per tonne for the full year, which were $0.5 per tonne higher than 2024. This was primarily driven by inflation, a higher work index and $0.1 billion of recovery costs incurred following the cyclones in Q1, which were partially offset by productivity improvements.
- **Capital investment:** 34% increase YoY reflecting the progress we have made at our Pilbara projects. Four of the five major replacement mines are currently ramping up or under construction. We opened Western Range in June 2025 on time and on budget, and Brockman Syncline 1, Hope Downs 2 and West Angelas have received all necessary approvals, enabling commencement of main construction works, laying the foundation to achieve our mid-term capacity of 345 to 360 Mtpa.

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- **Cash flow:** Cash generated from operating activities was 13% lower than 2024, driven by the same factors as underlying EBITDA and representing an underlying EBITDA cash conversion comparable to 2024. Net of the increase in capital investment, Iron Ore delivered free cash flow of $6.1 billion.
- **Pilbara pricing**:

% of total shipments	2025	2024
Average index for the month	75 %	78 %
Quarterly lag	10 %	10 %
Quarterly average & others	15 %	12 %
FOB pricing	25 %	25 %

- **Pilbara average prices**:

	Units	H1 2025	H2 2025	2025	2024	% change YoY
Platts 62% index	FOB, $/dmt	92.0	93.1	92.5	98.4	(6)%
Pilbara iron ore	FOB, $/wmt	82.5	83.1	82.8	89.6	(8)%
Pilbara iron ore	FOB, $/dmt	89.7	90.3	90.0	97.4	(8)%

- **Freight revenue**: Segmental revenue for our Pilbara operations included freight revenue of $2.1 billion (2024: $2.3 billion).

Review of operations

- **Pilbara iron ore:** Production was flat YoY (100% basis) following a rebound from the cyclone impacts in Q1 and the achievement of record mining rates since April. This performance was underpinned by continued investment in mine health and productivity. While cyclone recovery constrained the port operations for most of H1, surplus inventories accumulated at the mines. Enhanced resilience across our rail and port infrastructure subsequently enabled record shipments in H2.
- **Iron Ore Company of Canada:** 2025 production was 1% lower YoY, due to pit health and mine equipment reliability challenges which constrained ore availability and resulted in lower ore feed to the concentrator. Annual rail haulage set a record at 37.8 Mt driven by continued operational improvements to meet increasing third party demand and IOC material.
- **Simandou:** First ore from the SimFer mine commenced train loading in October, with first shipment from the WCS port in December, landing at the port in China in January 2026. Stockpiles have continued to build at the SimFer mine gate. In total, 2.3 Mt of crushed iron ore was produced in 2025 (100% SimFer). Tertiary crushing will be undertaken in China. There is a two to three month lag between mine gate production and sales.
- **Portside business:** Total iron ore sales in China at our portside were 23.2 Mt (29.9 Mt in 2024), of which 95% were either screened or blended in Chinese ports. The decrease in sales reflects lower SP10 shipments.
- **Inventory levels at portside**: 6.4 Mt at year end (7.1 Mt at 31 December 2024), including 3.3 Mt of Pilbara product.

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Aluminium & Lithium

Year ended 31 December	2025	2024	Change
Bauxite production ('000 tonnes — Rio Tinto share)	62,400	58,653	6 %
Alumina production ('000 tonnes — Rio Tinto share)	7,593	7,303	4 %
Aluminium production ('000 tonnes — Rio Tinto share)	3,380	3,296	3 %
Lithium carbonate equivalent (LCE) production ('000 tonnes — Rio Tinto share)[1]	57	NA	NA
Segmental revenue (US$ millions)[2]	17,056	13,650	25 %
Average realised aluminium price (US$ per tonne)	3,318	2,834	17 %
Underlying EBITDA (US$ millions)	4,574	3,552	29 %
Net cash generated from operating activities (US$ millions)	3,815	2,847	34 %
Capital expenditure — excluding EAUs (US$ millions)[3]	(3,346)	(1,848)	81 %
Free cash flow (US$ millions)	416	962	(57)%
Aluminium underlying return on capital employed[4]	13%	10%	

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-year change. Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.

1. *Q1 2025 LCE production from Arcadium was 17 kt of which 6 kt was produced since completion of the acquisition in March. Accordingly, of the 57 kt LCE production in 2025, 46 kt was attributable to Rio Tinto.*
2. *2025 freight revenue for Bauxite business was $493 million (2024: $498 million).*
3. *Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets. It excludes equity accounted units (EAUs).*
4. *Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.*

Financial performance

- **Underlying EBITDA**: Overall we delivered a significant uplift in profitability with a 29% increase in underlying EBITDA to $4.6 billion, primarily driven by the Aluminium business which contributed $4.4 billion and delivered an underlying ROCE of 13%. Our Lithium business contributed $0.2 billion, including Arcadium following completion of the acquisition in March. The result reflects strong bauxite and aluminium prices, improved market premiums alongside higher volumes, partly offset by approximately $1 billion of gross costs associated with US tariffs on our primary aluminium exports. From March 2025, we lost the 10% tariff exemption under Section 232, from which we benefited since 2018. The US Midwest premium has adapted to levels fully compensating for the 50% tariff.
- **Capital investment**: YoY increase primarily reflecting continued investment in growth. This incorporates approximately $1.4 billion capital expenditure related to Lithium projects, including Rincon, Fénix expansion (1B), Sal de Vida and Nemaska. Capital expenditure increased by about $300 million to $2 billion in the Aluminium business, reflecting the acceleration of the low-carbon AP60 aluminium smelter project in Quebec, Canada and early works to increase capacity at the Weipa Southern Operations in Queensland, Australia.
- **Cash flow**: Aluminium business generated $1.9 billion of free cash flow, a 45% YoY increase, driven by higher underlying EBITDA, and represents an increase in underlying EBITDA cash conversion compared to 2024. This was partly offset by a $1.5 billion cash outflow in the Lithium business mainly on investment in growth capital projects.
- **Pricing**: Our aluminium price comprises the LME price, a market premium and a value-added product (VAP) premium.

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- **Realised price**:

$/tonne	H1 2025	H2 2025	2025	2024	2025 vs 2024
Average realised prices including premiums for value-added products (VAP)	3,125	**3,504**	**3,318**	2,834	+17%
Average LME price	2,539	**2,722**	**2,632**	2,419	+9%
Average product premiums for VAP sales[1]	292	**374**	**336**	295	+14%

[1] *Our VAP sales were 42% of primary metal sold in 2025 (2024: 46%).*

	H1 2025	H2 2025	2025
Total Rio Tinto Aluminium (RTA) shipments US destination, kt	723	**630**	**1,353**
Total RTA tariff cost, $m	321	**709**	**1,030**
Average Midwest premium duty paid[1], $/tonne	855	**1,731**	**1,301**
Average realised tariff costs - US destination, $/tonne	444	**1,126**	**761**

[1] *Midwest premium duty paid applies to approximately 50% of our total volumes in 2025 (59% in 2024). The US Midwest premium adapted to tariffs level in 2025, fully compensating for the 50% tariff after an initial period.*

Review of operations

- **Bauxite:** Delivered another steady year with production increasing 6% YoY to a new annual production record of 62.4 Mt. This followed a 7% increase in the prior year, reflecting sustained operational improvements from application of the Safe Production System at Amrun.
- **Alumina:** 4% YoY increase in production, driven by improving plant performance at Yarwun and stable operations across other sites. At Yarwun, we announced we will reduce production by 40% from October 2026 to extend the operation's life until 2035 and allow time to explore further life-extension and modernisation options.
- **Aluminium:** Stable production as the group continued to adapt to market and supply chain dynamics, maintaining output near historical highs. The YoY increase in production reflected increased ownership interests in Boyne Smelters from 59.4% to 71% effective 1 October and further to 73.5% from 1 November 2024, and Tiwai Point Smelter from 79.4% to 100% effective 1 November 2024. New Zealand Aluminium Smelter (NZAS) returned to full production rates in Q4 following the call from Meridian Energy to reduce electricity usage from early March to 15 June 2025. The Kitimat smelter continued stable operations despite operating with fewer pots than targeted, as we adapt to lower reservoir levels.
- **Lithium:** Completed the acquisition of Arcadium in March, formed Rio Tinto Lithium business together with Rincon. Achieved record Q4 hydroxide production at Bessemer City and record carbonate production at Fénix and Olaroz, supported by the ramp-up to nameplate capacity of Fénix 1A and Olaroz stage 1 running at full capacity as planned, with stage 2 performing in line with expectations. Mt Cattlin spodumene operation in Western Australia was placed on care and maintenance by end of March 2025.

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Copper

Year ended 31 December	2025	2024	Change
Copper production ('000 tonnes) (consolidated basis)[1]	**883**	793	11 %
Gold production - mined ('000 oz - Rio Tinto share)	**464**	282	65 %
Segmental revenue (US$ millions)	**13,729**	9,275	48 %
Average realised copper price (US cents per pound)[2]	**457**	422	8 %
Underlying EBITDA (US$ millions)	**7,369**	3,437	114 %
Net cash generated from operating activities (US$ millions)[3]	**4,702**	2,590	82 %
Capital expenditure — excluding EAUs (US$ millions)[4]	**(1,872)**	(2,055)	(9)%
Free cash flow (US$ millions)	**2,820**	526	437 %
Underlying return on capital employed (product group operations)[5]	**14%**	6%	

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-year change.

1. *Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.*
2. *Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues by $758 million (2024: $92 million negative).*
3. *Net cash generated from operating activities excludes the operating cash flows of equity accounted units (EAUs) but includes dividends from EAUs (Escondida).*
4. *Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs and purchases less sales of other intangible assets. It excludes EAUs.*
5. *Underlying return on capital employed (ROCE) is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed.*

Financial performance

- **Underlying EBITDA:** Delivered a standout year with underlying EBITDA up 114% driven by a 9% increase in copper LME price and a 12% increase in consolidated copper sales volumes, further supported by the strong gold price and higher gold volumes from Oyu Tolgoi. In addition, a $195 million gain was recognised from the sale of a 30% interest in the Winu copper project in Australia to Sumitomo Metal Mining, with the joint venture agreement completed in Q4. The strong underlying EBITDA supported a 14% return on capital employed, increasing by 8 percentage points from 2024.
- **Unit costs:** Copper C1 net unit costs, at 67 cents per pound were lower than the revised guidance provided at the Capital Markets Day on 4 December 2025 (80 - 100c/lb). This reduced by 53% from 2024 (142 c/lb), driven by higher copper production at Escondida and Oyu Tolgoi. In addition, higher by-product credits from higher gold volumes and a rising gold price further reduced net unit costs. This was partially offset by cost inefficiencies at Kennecott on lower refined production.
- **Capital investment:** 9% YoY decrease in capital investment as we completed the Oyu Tolgoi underground project development in Q4.
- **Cash flow:** We generated 82% higher net cash from operating activities of $4.7 billion, driven by the higher underlying EBITDA, albeit representing a lower underlying EBITDA cash conversion, mainly due to lower dividends from Escondida relative to its underlying EBITDA as the asset moves into an investment phase. Together with a 9% reduction in capital investment, free cash flow of $2.8 billion was delivered, a substantial uplift from 2024.

Review of operations

- **Production**: 11% increase in copper production YoY, mainly driven by a 61% YoY increase from Oyu Tolgoi supported by a now fully operational conveyor to surface combined with higher grade from the open pit. We also benefited from improving head grade and recovery rates at Escondida. This was partially offset by lower refined volumes at Kennecott due to a planned 45-day smelter shutdown and a strong 2024 where we benefited from the drawdown of inventory following the smelter rebuild in late 2023. Mined production at

Page 18

Kennecott was stable YoY as we continue to successfully navigate challenging geotechnical conditions.

- **Oyu Tolgoi**: ramp-up is on track to reach an average of around 500 thousand tonnes of copper per year (100% basis and stated as recoverable metal) from 2028 to 2036.[1] Continuing engagement with Government of Mongolia including for the Entrée licence transfer. We maintain flexibility and options in the mine plan, including bringing Panel 1 or Panel 2 South into production first, depending on the timing of the licence transfer.
- Oyu Tolgoi LLC confirms that it has received tax assessments amounting to MNT 1.6 trillion (approximately $440 million) in primary tax interest and penalties from the Mongolian Tax Authority. This assessment pertains to a tax audit covering the financial years 2021 and 2022. These assessments are inconsistent with the Oyu Tolgoi Investment Agreement and applicable Mongolian legislation, and we will take relevant steps including engaging in discussions with the Government of Mongolia to resolve this matter.

[1] The 500 thousand tonne per annum copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the ASX dated 11 July 2023 "Investor site visit to Oyu Tolgoi copper mine, Mongolia". All material assumptions underpinning that production target and those production profiles continue to apply and have not materially changed.

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7. Capital projects

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Capital remaining to be spent from 1 Jan 2026	Status/Milestones
Ongoing			
Iron ore			
Project: Western Range **Location:** Western Australia (WA), Australia **Ownership:** Rio Tinto (54%) and China Baowu Steel Group Co. Ltd (46%) **Capacity:** 25 Mtpa **Approval:** September 2022 **First production:** March 2025 **To note:** The project includes construction of a primary crusher and an 18-kilometre conveyor connection to the Paraburdoo processing plant.	$1.3bn (Rio Tinto share)[1]	$0.2bn (Rio Tinto share)	• Officially opened on 6 June 2025 on time and on budget. • Planned production ramp-up through 2026.
Project: Brockman (Brockman Syncline 1) **Location:** WA, Australia **Ownership:** 100% **Capacity:** 34 Mtpa **Approval:** March 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the Brockman regions in WA.	$1.8bn	$1.0bn	• The project received all necessary State and Federal Government approvals in Q1 enabling bulk earthworks to commence in Q2 and mobilisation of key construction contractors in Q3. • First production remains on track for 2027.
Project: Hope Downs 2 (incl. Bedded Hilltop) **Location:** WA, Australia **Ownership:** Rio Tinto (50%) and Hancock Prospecting (50%) **Capacity:** 31 Mtpa **Approval:** June 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the Hope Downs 1 operation in WA.	$0.8bn (Rio Tinto share)	$0.3bn (Rio Tinto share)	• Received all necessary State and Federal Government approvals in H1, enabling the commencement of construction activities. • Main construction activities continue to progress in line with plan, including bulk earthworks clearing and installation of tunnel segments over the rail line. • First production remains on track for 2027.
Project: West Angelas Sustaining **Location:** WA, Australia **Ownership:** Rio Tinto (53%), Mitsui Iron Ore (33%) and Nippon Steel (14%) **Capacity:** 35 Mtpa **Approval:** October 2025 **Planned first production:** 2027 **To note:** The project is to extend the life of the West Angelas hub in WA.	$0.4bn (Rio Tinto share)	$0.3bn (Rio Tinto share)	• State Agreement was received in October 2025 allowing mobilisation and the start of construction activities in November. • First production remains on track for 2027.

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Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Capital remaining to be spent from 1 Jan 2026	Status/Milestones
Project: Simandou **Location:** Guinea, Africa **SimFer mine ownership:** SimFer (85%), Government of Guinea (GoG) (15%) **SimFer mine capacity:** 60 Mtpa[2] (27 Mtpa Rio Tinto share) **Approval:** July 2024 **Start date:** first shipment in December 2025 **To note:** Investment in the Simandou high-grade iron ore project in Guinea in partnership with CIOH, a Chinalco-led consortium (the SimFer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou[3] (WCS), Baowu and the Republic of Guinea (the partners) for the export of up to 120 Mtpa of iron ore mined by SimFer's and WCS's respective mining concessions.[4] The SimFer joint venture[5] will develop, own and operate a 60 Mtpa[2] mine in blocks 3 & 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port.	$6.2bn (Rio Tinto share)	$2.1bn (Rio Tinto share)	• We achieved **first ore shipment** in December. Ore is being railed from the SimFer mine to the main rail line via the SimFer rail spur and shipped through the WCS port while construction of the SimFer port is finalised. This marked the start of commissioning tests of the common rail to port infrastructure. Commissioning of the common rail to port infrastructure will be a complex process, and once complete, around the end of Q1 2026, we expect a 30 month ramp-up to full capacity. • **SimFer mine construction progressed to plan**, reaching 62% completion by year end, with bulk earthworks and permanent process facilities construction ongoing; ore continues to be crushed and stockpiled via temporary crushers, with first ore through permanent crushing facilities expected in H2 2026. • **SimFer rail spur: Mechanically complete and operational.** Full rail commissioning targeted for Q1 2026. • **SimFer port:** Advanced ahead of plan with 66% completed. Fabrication of transhipment vessels (TSV) continuing and the first TSV under-construction successfully launched in December in China. SimFer port commissioning is expected in Q1 2027 • Non-managed infrastructure - our partners confirm that construction is progressing well and is on track.
Aluminium			
Project: Low-carbon AP60 aluminium smelter **Location:** Quebec, Canada **Ownership:** Rio Tinto (100%) **Capacity:** Project will add 96 new AP60 pots, increasing AP60 capacity by 160,000 tonnes of primary aluminium per annum **Approval:** June 2023 **Planned start date:** First hot metal and commissioning is expected by Q1 2026, smelter fully ramped up by end of 2026. **To note:** The investment includes up to $113 million of financial support from the Quebec government. This new capacity is expected to be in addition to 30,000 tonnes of new recycling capacity at Arvida, which has been rescheduled to open in Q4 2026 (previously Q4 2025).	$1.3bn	$0.3bn	• **Construction activities progressed to plan**, with key milestones achieved in 2025 including completion of pot-to-pot module fabrication and installations, completion of main buildings and energisation of the first substations. • First hot metal and commissioning remains **on track** to be completed by Q1 2026.
Lithium			
Project: Rincon expansion **Location:** Salta province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 60 ktpa (battery grade lithium carbonate) **Approval:** December 2024 **Planned first production:** 2028 with three-year ramp-up to full capacity **To note:** Project consists of the 3 ktpa starter plant and 57 ktpa expansion program. The mine is expected to have a 40-year[6] life and operate in the first quartile of the cost curve.	$2.5bn	$2.0bn	• **Starter plant:** commissioning completed and start-up in progress, aiming to reach full capacity by end 2026. • **Regulatory approval received in August**, enabling commencement of construction for the battery-grade lithium carbonate plant. Construction activities progressed during H2, including camp expansion works and development of site infrastructure. • **Expansion project construction** of full scale plant remains on track.

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Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Capital remaining to be spent from 1 Jan 2026	Status/Milestones
Project: Fénix expansion (1B) **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 10 ktpa LCE (battery grade lithium carbonate) **Planned first production:** H2 2026 **To note:** product is carbonate, chloride	$0.7bn	$0.1bn	• Project is mechanically complete with commissioning at 60%. Mechanical Vapour Recompression plant commissioned to support planned first production. • First production remains on track for H2 2026.
Project: Sal de Vida **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 15 ktpa LCE **Planned first production:** H2 2026 **To note:** product is carbonate	$0.7bn	$0.1bn	• Project is mechanically complete with commissioning at 40%. • First production remains on track for H2 2026.
Project: Nemaska Lithium **Location:** Quebec, Canada **Ownership:** Rio Tinto (50%), Investissement Québec (50%) **Capacity:** 28 ktpa LCE (100%) **Planned first production:** 2028 **To note:** product is integrated lithium hydroxide.	$1.1bn (Rio Tinto share)	$0.5 bn (Rio Tinto share)	• Project work progresses at **Bécancour hydroxide plant** in Quebec. Engineering is now complete with construction at 60%. Commissioning planned to commence in 2026 ahead of first production in 2028. • **Whabouchi and Galaxy mines:** we are undertaking a strategic business and capital discipline review with our partners in Canada to decide which of the two mines we will develop. We expect to make a decision in the first half of 2026, to ensure an integrated solution for spodumene supply to Bécancour is available by 2028.
Copper			
Project: Oyu Tolgoi underground mine **Location:** Mongolia **Ownership:** Rio Tinto (66%), Government of Mongolia (34%) **Capacity:** from both the open pit and underground mines, average of ~500 kt[7] per year from 2028 to 2036. **Approval:** 2016 **First production:** 2024, ramp-up till 2028 **To note:** Oyu Tolgoi is set to become the world's 4th largest copper mine by 2030	$7.06bn	Nil	• Primary Crusher #2 construction completed ahead of plan in Q3, with first ore delivered in September. • Underground project development completed during Q4. • Project is now focused on safe handover to operations.
Project: Kennecott open pit extension **Location:** Utah, US **Ownership:** Rio Tinto (100%) **Approval:** 2019 **To note:** The project scope includes mine stripping activities and some infrastructure development, including tailings facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.	$1.8bn	$0.8bn	• Stripping will continue through 2027 with sustainable ore production from the second phase of the pushback expected to be reached in H2 2027.
Project: Kennecott North Rim Skarn (NRS) underground development[8] **Location:** Utah, US **Ownership:** Rio Tinto (100%) **Capacity:** around 250 kt through to 2033[9] **Approval:** June 2023 **First production:** Q4 2025 **To note:** Original approval for $0.5bn with a further $0.1bn approved in December 2024 for additional infrastructure and geotechnical controls.	$0.6bn	$0.3bn	• First production from NRS occurred in December 2025 with ramp-up from main stoping ramp sequence in Q1 2026.

Page 22

1. Rio Tinto share of the Western Range capital cost includes 100% of funding costs for Paraburdoo plant upgrades. 2. The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. 3. WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. In the case of the mine, Baowu also has an option to increase to 51% during operations. During construction, SimFer will hold 34% of the shares in the WCS infrastructure entities with WCS holding the remaining 66%. 4. WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines. 5. SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer’s scope of the co-developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean State (15%). SimFer Jersey will ultimately own 42.5% of La Compagnie du Transguinéen, which will own and operate the co-developed infrastructure during operations. 6. The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. Capacity of 60 ktpa is comprised of 3 ktpa starter plant, 50 ktpa full scale plant and 7 ktpa additional optimisation. 7. The ~500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed. 8. The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and Ore Reserves. 9. The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US”. All material assumptions underpinning that production target continue to apply and have not materially changed. Page 23 8. Future options Project Status Iron Ore: Pilbara brownfields Location: WA, Australia Ownership: Rio Tinto (100%) Capacity: over the medium term, our Pilbara system capacity remains between 345 and 360 million tonnes per year. Meeting this range, and the planned product mix, will require the approval and delivery of the next tranche of replacement mines over the next five years. • Four of the five major replacement mines are currently ramping up or under construction. • The Greater Nammuldi extension project continues to be optimised with a pathway to first ore in 2028.1 Iron Ore: Rhodes Ridge Location: WA, Australia Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty Ltd (10%)2 Capacity: 40 to 50 Mtpa First ore: end of decade To note: The Rhodes Ridge Joint Venture has approved a feasibility study to progress development of the first phase of the Rhodes Ridge project. The feasibility study will assess development of an operation with initial annual production capacity of 40 to 50 Mtpa, and is scheduled to commence in Q1 2026 and expected to conclude in 2029. The development will use Rio Tinto’s rail, port and power infrastructure. Following completion of the pre-feasibility study and with the environmental referral planned, we aim to progress toward reporting an initial Ore Reserve for Rhodes Ridge in 2026, contingent on continued review of all relevant modifying factors. • In December 2025, the Rhodes Ridge Joint Venture approved a $191 million (Rio Tinto share $96 million) feasibility study to progress development of the first phase of the project. • The joint venture partners (Rio Tinto 50%, Mitsui 40% and AMB Holdings 10%) intend to invest a further $146 million on exploration between 2026 and 2028 as part of ongoing study phases. • The feasibility study is expected to conclude in 2029. Copper: Resolution Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona. • On 20 June 2025, the United States Forest Service (USFS) republished the Final Environmental Impact Statement (FEIS) and draft Record of Decision (ROD). Absent a Court order, this publication would have enabled completion of the congressionally mandated land exchange between Resolution Copper and the federal government. But, on 18 August 2025, as the land exchange neared completion, the Ninth Circuit Court of Appeals issued an administrative order to enjoin the land exchange. • On 6 October 2025, in separate litigation brought by the Apache Stronghold, a non-profit organisation, the U.S. Supreme Court denied the group's petition for rehearing in its case seeking to prevent the land exchange. • Oral arguments in the Ninth Circuit Court of Appeals were completed on 7 January 2026. A decision is anticipated in 2026. • Resolution continues to seek to demonstrate to the Courts why the land exchange should proceed as directed by Congress. The land exchange will enable further underground mine development and place thousands of acres of ecologically and culturally significant land into permanent conservation. Copper: Winu Location: WA, Australia Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%) To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. Project Agreement negotiations with Nyangumarta and the Martu Traditional Owner Groups remain our priority. • The Joint Venture agreement with SMM was completed on schedule in Q4. • The pre-feasibility study with an initial processing capacity development of up to 10 Mtpa was also completed in Q4. • The project has advanced to a feasibility study, which is currently in progress and scheduled for completion by the end of 2026. • The Environmental Review Document has been submitted to the Western Australian Environmental Protection Authority (EPA) for assessment in collaboration and support with both Traditional Owner Groups. Page 24

Project Status Copper: La Granja Location: Cajamarca, Peru Ownership: Rio Tinto (45%), First Quantum Minerals (55%) To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. FQM acquired its stake for $105 million. It will invest up to a further $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. • Evaluation of drill results is underway - results are expected in Q1 2026. • Progressing the feasibility study. Aluminium: Arctial partnership Location: Finland To note: Partnership agreement with the Swedish investment company Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland. As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry- leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada. • Arctial JV was formally established in Q2 2025 and a pre-feasibility study and environmental impact assessment study were conducted during the remainder of 2025. • The JV partners will review the outcome of those studies and are expected to consider next steps for further development of the project during Q1 2026. Lithium Location: Argentina • Developing the blueprint in 2026 for two future hubs, targeting $30/kg capital intensity with a 30-month timeline for development and <$5/kg C1 operating costs. Location: Atacama region, Chile To note: • Binding agreement to form a joint venture (JV) with Codelco to develop and operate the high-grade Salar de Maricunga project. • Binding agreement with ENAMI to form a JV to develop the Salares Altoandinos project. • Expected agreement closure dates: H1 2026 (for both Maricunga and Altoandinos), subject to receipt of all applicable regulatory approvals and satisfaction of other customary closing conditions. Location: Serbia Ownership: Rio Tinto (100%) To note: Development of the greenfield Jadar lithium-borates project in Serbia to include an underground mine with associated infrastructure and equipment, as well as a beneficiation chemical processing plant. • Project has been moved to care and maintenance. 1 All necessary State and Federal Government approvals have been received. The project is still subject to Traditional Owner consultation. 2 Mitsui holds its 40% interest through an entity named SPC Blue Pty Ltd and AMB holds its 10% interest through Rhodes Ridge Mining (No 1) Pty Ltd, a wholly owned subsidiary of Wright Prospecting Pty Ltd, that is managed and controlled by AMB. Page 25 Selected financial information for the year ended 31 December 2025 Contents Selected financial information Page number Consolidated income statement 27 Consolidated statement of comprehensive income 28 Consolidated cash flow statement 29 Consolidated balance sheet 31 Consolidated statement of changes in equity 32 Explanatory notes to the selected financial information Status of financial information 34 Financial information by business unit 35 Alternative performance measures 38 Page 26

Consolidated income statement Year ended 31 December 2025 US$m 2024 US$m Consolidated operations Consolidated sales revenue 57,638 53,658 Net operating costs (excluding items disclosed separately) (41,784) (37,745) Net impairment charges (341) (538) Gains on consolidation and disposal of interests in businesses — 1,214 Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects) (577) (936) Operating profit 14,936 15,653 Share of profit after tax of equity accounted units 1,478 838 Profit before finance items and taxation 16,414 16,491 Finance items Net exchange (losses)/gains on external net debt and intragroup balances (493) 322 Gains/(losses) on derivatives not qualifying for hedge accounting 22 (92) Finance income 465 514 Finance costs (1,062) (763) Amortisation of discount on provisions (778) (857) (1,846) (876) Profit before taxation 14,568 15,615 Taxation (4,319) (4,041) Profit after tax for the year 10,249 11,574 – attributable to owners of Rio Tinto (net earnings) 9,966 11,552 – attributable to non-controlling interests 283 22 Basic earnings per share 613.7c 711.7c Diluted earnings per share 608.4c 707.2c Page 27 Consolidated statement of comprehensive income Year ended 31 December 2025 US$m 2024 US$m Profit after tax for the year 10,249 11,574 Other comprehensive income/(loss) Items that will not be reclassified to the income statement: Remeasurement gains on pension and post-retirement healthcare plans 165 83 Changes in the fair value of equity investments held at fair value through other comprehensive income (FVOCI) (34) — Tax relating to these components of other comprehensive income (41) (22) Share of other comprehensive gains of equity accounted units, net of tax 1 4 91 65 Items that have been/may be subsequently reclassified to the income statement: Currency translation adjustment(a) 2,846 (3,391) Currency translation on operations disposed of, transferred to the income statement — (27) Fair value movements: – Cash flow hedge gains 57 13 – Cash flow hedge (gains)/losses transferred to the income statement (164) 17 Net change in costs of hedging reserve 3 4 Tax relating to these components of other comprehensive income 29 (10) Share of other comprehensive income/(loss) of equity accounted units, net of tax 34 (45) 2,805 (3,439) Total other comprehensive income/(loss) for the year, net of tax 2,896 (3,374) Total comprehensive income for the year 13,145 8,200 – attributable to owners of Rio Tinto 12,706 8,375 – attributable to non-controlling interests 439 (175) (a) Excludes a currency translation gain of US$238 million (2024: charge of US$317 million) arising on Rio Tinto Limited’s share capital for the year ended 31 December 2025, which is recognised in the consolidated statement of changes in equity. Refer to the consolidated statement of changes in equity on page 32. Page 28

Consolidated cash flow statement

Year ended 31 December	2025 US$m	2024 US$m
Cash flows from consolidated operations[(a)]	**21,153**	19,859
Dividends from equity accounted units	**1,070**	1,067
Cash flows from operations	**22,223**	20,926
Net interest paid	**(862)**	(685)
Dividends paid to holders of non-controlling interests in subsidiaries	**(314)**	(477)
Tax paid	**(4,215)**	(4,165)
Net cash generated from operating activities	**16,832**	15,599
Cash flows from investing activities		
Purchases of property, plant and equipment and intangible assets[(b)]	**(12,335)**	(9,621)
Sales of property, plant and equipment and intangible assets	**50**	30
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	**(6,022)**	(346)
Disposals of subsidiaries, joint ventures, joint operations and associates	**—**	427
Purchases of financial assets	**(385)**	(113)
Sales of financial assets[(c)]	**223**	677
Net funding of equity accounted units[(b)]	**(669)**	(784)
Other investing cash flows	**(197)**	136
Net cash used in investing activities	**(19,335)**	(9,594)
Cash flows before financing activities	**(2,503)**	6,005
Cash flows from financing activities		
Equity dividends paid to owners of Rio Tinto	**(6,145)**	(7,025)
Proceeds from additional borrowings, net of issue costs	**16,019**	261
Repayment of borrowings and associated derivatives	**(8,189)**	(860)
Lease principal payments	**(522)**	(455)
Proceeds from issue of equity to non-controlling interests[(b)]	**1,628**	1,574
Purchase of non-controlling interest	**—**	(591)
Other financing cash flows	**(2)**	2
Net cash from/(used in) financing activities	**2,789**	(7,094)
Effects of exchange rates on cash and cash equivalents	**95**	(99)
Net increase/(decrease) in cash and cash equivalents	**381**	(1,188)
Opening cash and cash equivalents less overdrafts	**8,484**	9,672
Closing cash and cash equivalents less overdrafts	**8,865**	8,484

(a) Cash flows from consolidated operations	2025 US$m	2024 US$m
Profit after tax for the year	**10,249**	11,574
Adjustments for:		
– Taxation	**4,319**	4,041
– Finance items	**1,846**	876
– Share of profit after tax of equity accounted units	**(1,478)**	(838)
– Gains on consolidation and disposal of interests in businesses	**—**	(1,214)
– Net impairment charges	**341**	538
– Depreciation and amortisation	**6,577**	5,918
– Provisions (including exchange differences on provisions)	**998**	398
Utilisation of other provisions	**(402)**	(94)
Utilisation of provisions for close-down and restoration	**(1,049)**	(1,142)
Utilisation of provisions for post-retirement benefits and other employment costs	**(183)**	(133)
Change in inventories	**(377)**	205
Change in receivables and other assets	**(460)**	(202)
Change in trade and other payables	**593**	54
Other items[(d)]	**179**	(122)
	21,153	19,859

Page 29

Consolidated cash flow statement (continued)

(b) In 2025, our net cash outflow in relation to the Simandou iron ore project, excluding cash generated from operating activities, was US$1,455 million (2024: US$1,292 million). This includes cash outflows of US$2,219 million (2024: US$1,832 million) for purchases of property, plant and equipment, and US$557 million as net funding of equity accounted units for the funding of shared infrastructure in the WCS Rail and Port Holding Entities (2024: US$652 million, in addition to an initial US$313 million for the acquisition of the WCS Rail and Port Holding Entities). We received related cash inflows of US$1,321 million from Chalco Iron Ore Holdings Ltd (CIOH) for cash calls by SimFer Jersey Limited (2024: US$1,505 million, of which US$411 million related to CIOH's share of expenditure incurred up until the end of December 2023 to progress critical works).

(c) In 2025, we received net proceeds of US$218 million (2024: US$675 million) from our sales and purchases of investments within a separately managed portfolio of fixed income instruments (refer to note 20 of the Financial Statements to our 2025 Annual Report). Purchases and sales of these securities are reported on a net cash flow basis within "Sales of financial assets" or "Purchases of financial assets" depending on the overall net position at each reporting date.

(d) In 2025, other items includes the recognition of realised gains of US$22 million on currency forwards not designated as hedges (2024: realised losses US$88 million).

Page 30

Consolidated balance sheet

As at 31 December	2025 US$m	2024 US$m
Non-current assets		
Goodwill	**2,949**	727
Intangible assets	**5,227**	2,804
Property, plant and equipment	**84,310**	68,573
Investments in equity accounted units	**5,881**	4,837
Inventories	**338**	222
Deferred tax assets	**4,288**	4,016
Receivables and other assets	**1,841**	1,397
Other financial assets	**1,699**	1,090
	106,533	83,666
Current assets		
Inventories	**6,968**	5,860
Receivables and other assets	**4,996**	4,241
Tax recoverable	**159**	105
Other financial assets	**574**	419
Cash and cash equivalents	**8,872**	8,495
	21,569	19,120
Total assets	**128,102**	102,786
Current liabilities		
Borrowings	**(733)**	(180)
Leases	**(524)**	(354)
Other financial liabilities	**(249)**	(112)
Trade and other payables	**(10,133)**	(8,178)
Tax payable	**(587)**	(585)
Close-down, restoration and environmental provisions	**(1,128)**	(1,183)
Provisions for post-retirement benefits and other employment costs	**(473)**	(359)
Other provisions	**(1,103)**	(792)
	(14,930)	(11,743)
Non-current liabilities		
Borrowings	**(21,198)**	(12,262)
Leases	**(1,062)**	(1,059)
Other financial liabilities	**(555)**	(591)
Trade and other payables	**(982)**	(543)
Tax payable	**(39)**	(28)
Deferred tax liabilities	**(4,094)**	(2,635)
Close-down, restoration and environmental provisions	**(16,703)**	(14,548)
Provisions for post-retirement benefits and other employment costs	**(1,142)**	(1,097)
Other provisions	**(373)**	(315)
	(46,148)	(33,078)
Total liabilities	**(61,078)**	(44,821)
Net assets	**67,024**	57,965
Capital and reserves		
Share capital[(a)]		
– Rio Tinto plc	**207**	207
– Rio Tinto Limited	**3,298**	3,060
Share premium account	**4,329**	4,326
Other reserves	**7,788**	5,114
Retained earnings	**46,581**	42,539
Equity attributable to owners of Rio Tinto	**62,203**	55,246
Attributable to non-controlling interests	**4,821**	2,719
Total equity	**67,024**	57,965

(a) At 31 December 2025, Rio Tinto plc had 1,254.3 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 371.2 million shares in issue and held by the public. There were no cross holdings of shares between Rio Tinto Limited and Rio Tinto plc in either period presented.

As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$33.24 (31 December 2024: US$31.84).

Page 31

Consolidated statement of changes in equity

Year ended 31 December 2025	Attributable to owners of Rio Tinto						
	Share capital US$m	**Share premium account US$m**	**Other reserves US$m**	**Retained earnings US$m**	**Total US$m**	**Non-controlling interests US$m**	**Total equity US$m**
Opening balance	**3,267**	**4,326**	**5,114**	**42,539**	**55,246**	**2,719**	**57,965**
Total comprehensive income for the year[(a)]	**—**	**—**	**2,617**	**10,089**	**12,706**	**439**	**13,145**
Currency translation arising on Rio Tinto Limited's share capital	**238**	**—**	**—**	**—**	**238**	**—**	**238**
Dividends[(b)]	**—**	**—**	**—**	**(6,145)**	**(6,145)**	**(265)**	**(6,410)**
Newly consolidated operations	**—**	**—**	**—**	**—**	**—**	**298**	**298**
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees[(c)]	**—**	**—**	**(57)**	**(30)**	**(87)**	**—**	**(87)**
Change in equity interest held by Rio Tinto	**—**	**—**	**—**	**(7)**	**(7)**	**2**	**(5)**
Treasury shares reissued and other movements	**—**	**3**	**—**	**—**	**3**	**—**	**3**
Equity issued to holders of non-controlling interests[(d)]	**—**	**—**	**—**	**—**	**—**	**1,628**	**1,628**
Employee share awards charged to the income statement	**—**	**—**	**114**	**135**	**249**	**—**	**249**
Closing balance	**3,505**	**4,329**	**7,788**	**46,581**	**62,203**	**4,821**	**67,024**

Year ended 31 December 2024	Attributable to owners of Rio Tinto						
	Share capital US$m	Share premium account US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non-controlling interests US$m	Total equity US$m
Opening balance	3,584	4,324	8,328	38,350	54,586	1,755	56,341
Total comprehensive income for the year[(a)]	—	—	(3,242)	11,617	8,375	(175)	8,200
Currency translation arising on Rio Tinto Limited's share capital	(317)	—	—	—	(317)	—	(317)
Dividends[(b)]	—	—	—	(7,025)	(7,025)	(528)	(7,553)
Newly consolidated operations	—	—	—	—	—	5	5
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees[(c)]	—	—	(44)	(13)	(57)	—	(57)
Change in equity interest held by Rio Tinto	—	—	—	(468)	(468)	88	(380)
Treasury shares reissued and other movements	—	2	—	—	2	—	2
Equity issued to holders of non-controlling interests[(d)]	—	—	—	—	—	1,574	1,574
Employee share awards charged to the income statement	—	—	72	78	150	—	150
Closing balance	3,267	4,326	5,114	42,539	55,246	2,719	57,965

Page 32

Consolidated statement of changes in equity (continued) (a) Refer to the Consolidated statement of comprehensive income for further details. Adjustments to other reserves include currency translation attributable to owners of Rio Tinto, other than that arising on Rio Tinto Limited’s share capital. (b) Dividends per share announced or paid during the year are summarised below: Year ended 31 December 2025 US cents 2024 US cents Dividends per share: Ordinary - paid during the year 373.0 435.0 Ordinary dividends per share: announced with the results for the year 254.0 225.0 (c) Net of contributions received from employees for share awards. (d) Refer to the consolidated cash flow statement for further details. Page 33 Status of financial information The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 December 2025. These statutory accounts have been audited, were approved by the Board on 19 February 2026, and will be filed with the Registrar of Companies in the United Kingdom and the Australian Securities and Investments Commission in due course. Statutory accounts for the year ended 31 December 2024 have been filed with the Registrar of Companies. Unless stated otherwise, financial information for the years ended 31 December 2025 and 31 December 2024 has been extracted from the full financial statements for that year prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts, the impact of fair value hedge accounting on the hedged items and the accounting for post- retirement assets and obligations. The Auditors' reports on the full financial statements for the years ended 31 December 2025 and 31 December 2024 were both unqualified and, in relation to Rio Tinto plc, did not contain a statement under section 498 (2) (regarding adequacy of accounting records and returns), or under section 498 (3) (regarding provision of necessary information and explanations) of the United Kingdom Companies Act 2006, and in relation to Rio Tinto Limited, contained a statement that the financial report is in accordance with the Corporations Act 2001 as amended by the ASIC Order dated 11 July 2024. Page 34

Financial information by business unit

	Rio Tinto interest %	Segmental revenue[a] for the year ended 31 December 2025 US$m	2024 US$m Restated	Underlying EBITDA[a] for the year ended 31 December 2025 US$m	2024 US$m Restated	Depreciation and amortisation for the year ended 31 December 2025 US$m	2024 US$m Restated
Aluminium & Lithium							
Bauxite	(b)	**3,887**	3,061	**1,847**	1,250	**309**	365
Alumina	(c)	**3,926**	3,612	**1,003**	799	**126**	142
North American Aluminium	(d)	**8,443**	7,030	**1,367**	1,639	**864**	785
Pacific Aluminium	(e)	**3,391**	2,844	**375**	363	**204**	154
Evaluation projects/other		**565**	754	**(266)**	(203)	**–**	–
Intra-segment		**(4,100)**	(3,651)	**72**	(175)	**–**	–
Aluminium		**16,112**	13,650	**4,398**	3,673	**1,503**	1,446
Lithium	(f)	**944**	–	**176**	(121)	**288**	–
Total Aluminium & Lithium segment		**17,056**	13,650	**4,574**	3,552	**1,791**	1,446
Copper							
Kennecott	100%	**2,766**	2,599	**870**	720	**600**	718
Escondida	30%	**4,582**	3,424	**3,379**	2,221	**449**	426
Oyu Tolgoi	66%	**4,992**	2,184	**3,545**	1,105	**846**	473
Evaluation projects/other		**1,389**	1,068	**(425)**	(609)	**3**	3
Total Copper segment		**13,729**	9,275	**7,369**	3,437	**1,898**	1,620
Iron Ore							
Pilbara	(g)	**25,847**	27,849	**14,786**	16,543	**2,398**	2,390
Iron Ore Company of Canada	58.7%	**2,060**	2,450	**469**	746	**268**	229
Dampier Salt	68.4%	**304**	412	**76**	117	**14**	23
Evaluation projects/other	(h)	**2,318**	3,197	**(232)**	(497)	**2**	–
Intra-segment	(h)	**(1,540)**	(2,307)	**95**	76	**–**	–
Total Iron Ore segment		**28,989**	31,601	**15,194**	16,985	**2,682**	2,642
Reportable segments total		**59,774**	54,526	**27,137**	23,974	**6,371**	5,708
Simandou iron ore project	(i)	**–**	–	**(96)**	(22)	**19**	7
Rio Tinto Iron & Titanium	(j)	**1,729**	1,993	**148**	609	**249**	226
Rio Tinto Borates	100%	**814**	763	**210**	183	**64**	65
Diamonds	(k)	**332**	279	**(79)**	(115)	**8**	29
Other operations	(l)	**239**	166	**(229)**	(160)	**339**	321
Inter-segment transactions		**(13)**	(21)	**–**	–		
Central pension costs, share-based payments, insurance and derivatives				**(74)**	153		
Restructuring, project and one-off costs				**(606)**	(254)		
Central costs				**(818)**	(816)	**121**	121
Central exploration and evaluation				**(230)**	(238)		
Net interest							
Underlying EBITDA/earnings				**25,363**	23,314		
Items excluded from underlying EBITDA/ earnings				**(229)**	1,055		
Reconciliation to consolidated income statement							
Share of EAUs sales and inter-subsidiary/ EAUs sales		**(5,237)**	(4,048)				
Impairment charges net of reversals	(m)			**(341)**	(573)		
Depreciation and amortisation in subsidiaries excluding capitalised depreciation				**(6,271)**	(5,744)		
Depreciation and amortisation in EAUs				**(594)**	(559)	**(594)**	(559)
Taxation and finance items in EAUs				**(1,514)**	(1,002)		
Finance items				**(1,846)**	(876)		
Consolidated sales revenue/profit before taxation/depreciation and amortisation		**57,638**	53,658	**14,568**	15,615	**6,577**	5,918

Page 35

Financial information by business unit (continued)

	Rio Tinto interest %	Capital expenditure[a][n] for the year ended 31 December 2025 US$m	2024 US$m Restated	Operating assets[o] as at 31 December 2025 US$m	2024 US$m Restated
Aluminium & Lithium					
Bauxite	(b)	**231**	159	**2,105**	2,289
Alumina	(c)	**289**	279	**689**	804
North American Aluminium	(d)	**1,344**	1,153	**11,411**	10,516
Pacific Aluminium	(e)	**117**	102	**736**	706
Evaluation projects/other		**–**	–	**814**	810
Intra-segment		**–**	1	**78**	(15)
Aluminium		**1,981**	1,694	**15,833**	15,110
Lithium	(f)	**1,365**	154	**9,783**	1,088
Total Aluminium & Lithium segment		**3,346**	1,848	**25,616**	16,198
Copper					
Kennecott	100%	**593**	774	**2,589**	2,391
Escondida	30%	**–**	–	**3,316**	2,779
Oyu Tolgoi	66%	**1,278**	1,277	**16,857**	16,692
Evaluation projects/other		**1**	4	**230**	262
Total Copper segment		**1,872**	2,055	**22,992**	22,124
Iron Ore					
Pilbara	(g)	**4,063**	2,985	**20,427**	17,016
Iron Ore Company of Canada	58.7%	**330**	291	**1,394**	1,240
Dampier Salt	68.4%	**29**	27	**94**	5
Evaluation projects/other	(h)	**–**	–	**804**	718
Intra-segment	(h)	**–**	–	**(105)**	(177)
Total Iron Ore segment		**4,422**	3,303	**22,614**	18,802
Reportable segments total		**9,640**	7,206	**71,222**	57,124
Simandou iron ore project	(i)	**2,219**	1,832	**4,158**	2,106
Rio Tinto Iron & Titanium	(j)	**229**	244	**3,270**	3,215
Rio Tinto Borates	100%	**64**	57	**438**	475
Diamonds	(k)	**3**	48	**(106)**	(38)
Other operations	(l)	**38**	70	**(1,251)**	(1,396)
Inter-segment transactions				**(3)**	6
Other items		**92**	134	**(1,163)**	(755)
Total		**12,285**	9,591	**76,565**	60,737
Add back: Proceeds from disposal of property, plant and equipment		**50**	30		
Total purchases of property, plant & equipment and intangibles as per cash flow statement		**12,335**	9,621		
Add: Net debt				**(14,362)**	(5,491)
Equity attributable to owners of Rio Tinto				**62,203**	55,246

Page 36

Financial information by business unit (continued) Business units are classified according to the Group’s management structure. Our management structure is based on product groups together with global support functions whose leaders make up the Executive Committee. The Executive Committee members each report directly to our Chief Executive who is the chief operating decision maker and is responsible for allocating resources and assessing performance of the operating segments. Finance costs and net debt are managed on a Group-wide basis and are therefore excluded from the segmental results The financial information by business unit has been recast in accordance with the organisational restructure announced on 27 August 2025 which simplified our product group structure from 4 to 3 segments. The main impacts are: Iron Ore Company of Canada (IOC) has moved from the previous Minerals product group to the Iron Ore product group and Rincon has moved from “evaluation projects/other” in the previous Minerals product group to the new Aluminium & Lithium product group; the other business activities formerly in the Minerals product group are now classified outside of the reportable segments. Rio Tinto Iron & Titanium and Rio Tinto Borates were placed under strategic review during 2025, with Diamonds now presented outside of our product group structure as it managed by the Chief Commercial Officer. On 6 March 2025, we acquired Arcadium Lithium plc, and its results are included in the new Aluminium & Lithium product group as part of "Lithium", together with Rincon. The disclosures in this note include certain alternative performance measures (non-IFRS measures). For more information on the non-IFRS measures used by the Group, including definitions and calculations, refer to the section titled alternative performance measures (pages 38 to 45). Ownership interests are 100% unless otherwise shown. (a) Segmental revenue, Underlying EBITDA and Capital expenditure are defined and calculated within the Alternative Performance Measures section on page 38. (b) Bauxite represents the Group’s interest in Gove and Weipa, Porto Trombetas (22%) and Sangaredi (22.9%). (c) Alumina represents the Group’s interest in Jonquière (Vaudreuil), Yarwun, Queensland Alumina (80% equity and 20% additional tolling capacity in the income statement) and São Luis (Alumar) (10%). (d) North American Aluminium represents the Group’s interest in Alma, Arvida, Arvida AP60, Grande-Baie, ISAL, Kitimat, Laterrière, Alouette (40%), Bécancour (25.1%), Sohar (20%) and Matalco (50%). (e) Pacific Aluminium represents the Group’s interest in Bell Bay, Boyne Island (73.5%), Tiwai Point and Tomago (51.6%). On 30 September 2024, our interest in Boyne Island was increased from 59.4% to 71.05% following our acquisition of Mitsubishi Corporation’s 11.65% interest in Boyne Smelters Limited (BSL). On 1 November 2024, our interest was further increased to 73.5% following our acquisition of Sumitomo Chemical Company’s (SCC) 2.46% interest in BSL. On 1 November 2024, we also acquired SCC’s 20.64% interest in New Zealand Aluminium Smelters, increasing our interest from 79.36% to 100%. (f) Lithium represents the Group’s interest in Rincon and, following the acquisition of Arcadium Lithium on 6 March 2025, the following operating mines: Olaroz (67%), Hombre Muerto, assets under construction in Argentina and Canada (50%), undeveloped properties and downstream processing facilities in Argentina, Canada, US, UK, China, and Japan (75%). (g) Pilbara represents the Group’s holding in Hamersley, Hope Downs Joint Venture (50%), Western Range Joint Venture (54%) and Robe River Iron Associates (65%). The Group’s net beneficial interest in Robe River Iron Associates is 53%, as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary. (h) Segmental revenue, Underlying EBITDA, and Operating assets within Evaluation projects/other include activities relating to the shipment and blending of Pilbara and IOC iron ore inventories held portside in China and sold to domestic customers. Transactions between Pilbara or IOC and our portside trading business are eliminated through the Iron Ore “intra-segment” line. (i) Rio Tinto SimFer UK Limited (which is wholly owned by the Group) holds a 53% interest in SimFer Jersey Limited (SimFer Jersey) which in turn, has an 85% interest in SimFer S.A., the company that will carry out the Simandou mining operations in Guinea, and an 85% interest in the company which is delivering SimFer Jersey’s scope of the co-developed rail and port infrastructure. SimFer Jersey at present has a 100% interest in the companies that will own and operate the transhipment vessels, however this is anticipated to reduce to 85% with the Government of Guinea taking a 15% interest before transhipment operations commence. These entities, together with the equity accounted WCS Rail and Port Holding Entities (described in note 33 to the Financial Statements of our 2025 Annual Report) and La Compagnie du Transguinéen S.A., eventual owner and operator of the co-developed infrastructure, are referred to as the Simandou iron ore project. (j) Includes our interests in Rio Tinto Iron and Titanium Quebec Operations, QIT Madagascar Minerals (QMM, economic interest of 85%) and Richards Bay Minerals (attributable interest of 74%). (k) Relates to our 100% interest in the Diavik diamond mine and diamond marketing operations. (l) Other operations includes our 98.43% interest in Energy Resources of Australia, sites being rehabilitated under the management of Rio Tinto Closure, Rio Tinto Marine, and the remaining legacy liabilities of Rio Tinto Coal Australia. These include provisions for onerous contracts, in relation to rail infrastructure capacity, partly offset by financial assets and receivables relating to contingent royalties and disposal proceeds. (m) Refer to note 4 to the Financial Statements of our 2025 Annual Report for allocation of impairment charges net of reversals between consolidated amounts and share of profit in EAUs. (n) Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment, capitalised evaluation costs and purchases less sales of other intangible assets as derived from the consolidated cash flow statement. The details provided include 100% of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations but exclude equity accounted units. (o) Operating assets of the Group represents equity attributable to Rio Tinto adjusted for net debt. Operating assets of subsidiaries, joint operations and the Group’s share relating to equity accounted units are made up of net assets adjusted for net debt and post-retirement assets and liabilities, net of tax. Operating assets are stated after the deduction of non-controlling interests; these are calculated by reference to the net assets of the relevant companies (ie inclusive of such companies’ debt and amounts due to or from Rio Tinto Group companies). Page 37 Alternative performance measures The Group presents certain alternative performance measures (non-IFRS measures) which are reconciled to directly comparable IFRS financial measures below. These non-IFRS measures, hereinafter referred to as alternative performance measures (APMs), are used by management to assess the performance of the business and provide additional information, which investors may find useful. APMs are presented in order to give further insight into the underlying business performance of the Group's operations. APMs are not consistently defined and calculated by all companies, including those in the Group’s industry. Accordingly, these measures used by the Group may not be comparable with similarly titled measures and disclosures made by other companies. Consequently, these APMs should not be regarded as a substitute for the IFRS measures and should be considered supplementary to those measures. The following tables present the Group's key financial measures not defined according to IFRS and a reconciliation between those APMs and their nearest respective IFRS measures. APMs derived from the income statement The following income statement measures are used by the Group to provide greater understanding of the underlying business performance of its operations and to enhance comparability of reporting periods. They indicate the underlying commercial and operating performance of our assets including revenue generation, productivity and cost management. Segmental revenue Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units (EAUs) in proportion to our equity interest (after adjusting for sales to/from subsidiaries). Underlying EBITDA Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items which do not reflect the underlying performance of our reportable segments. Reconciliation of profit after tax to underlying EBITDA Items excluded from profit after tax are those gains and losses that, individually or in aggregate with similar items, are of a nature and size to require exclusion in order to provide additional insight into the underlying business performance. The following items are excluded from profit after tax in arriving at underlying EBITDA in each year irrespective of materiality: – all depreciation and amortisation in subsidiaries and the corresponding share of profit in EAUs – all taxation and finance items in subsidiaries and the corresponding share of profit in EAUs – unrealised (gains)/losses on embedded derivatives not qualifying for hedge accounting (including foreign exchange) – net (gains)/losses on consolidation or disposal of interests in businesses – net impairment charges and reversals including corresponding amounts in share of profit in EAUs – the underlying EBITDA of discontinued operations – adjustments to closure provisions where the adjustment is associated with an impairment charge and for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period. Page 38

Alternative performance measures (continued)

In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. For the years ended 2025 and 2024, there were no items in this category.

Year ended 31 December	2025 US$m	2024 US$m
Profit after tax for the year	**10,249**	11,574
Taxation	**4,319**	4,041
Profit before taxation	**14,568**	15,615
Depreciation and amortisation in subsidiaries, excluding capitalised depreciation(a)	**6,271**	5,744
Depreciation and amortisation in equity accounted units	**594**	559
Finance items in subsidiaries	**1,846**	876
Taxation and finance items in equity accounted units	**1,514**	1,002
Unrealised (gains)/losses on embedded commodity and currency derivatives not qualifying for hedge accounting (including foreign exchange)	**(64)**	73
Gains on consolidation and disposal of interests in businesses(b)	**–**	(1,214)
Impairment charges net of reversals (c)	**341**	573
Change in closure estimates (non-operating and fully impaired sites)(d)	**293**	86
Underlying EBITDA	**25,363**	23,314

(a) Depreciation and amortisation in subsidiaries for the year ended 31 December is net of capitalised depreciation of US$306 million (31 December 2024: US$174 million).

(b) In 2024, gains on consolidation of businesses include the revaluation of our previously held interest in the NZAS joint operation as we acquired the remaining shares during the year and this became a subsidiary. Disposals include the sale of Wyoming Uranium and Lake MacLeod, as described in note 5 to the Financial Statements of our 2025 Annual Report.

(c) Detailed information about impairment charges net of reversals is disclosed in note 4 to the Financial Statements of our 2025 Annual Report.

(d) In 2025, the change in closure estimate charge includes US$233 million related to the Yarwun alumina refinery, due to an acceleration of its forecast closure date as studies had not identified an economically viable solution for the construction of a second tailings storage facility. This qualified under our accounting policy for exclusion from underlying earnings as it also resulted in an impairment charge during the year (refer to note 4 to the Financial Statements of our 2025 Annual Report for further details). In 2024, the charge to the income statement related to the change in estimates of underlying closure cash flows, net of the impact of a change in discount rate, expressed in real-terms, from 2.0% to 2.5% as applied to provisions for close-down, restoration and environmental liabilities at legacy sites where the environmental damage preceded ownership by Rio Tinto.

Underlying EBITDA margin

Underlying EBITDA margin is defined as underlying EBITDA divided by the aggregate of consolidated sales revenue and our share of equity account unit sales after eliminations.

Year ended 31 December	2025 US$m	2024 US$m
Underlying EBITDA	**25,363**	23,314
Consolidated sales revenue	**57,638**	53,658
Share of equity accounted unit sales and inter-subsidiary/equity accounted unit sales eliminations	**5,237**	4,048
	62,875	57,706
Underlying EBITDA margin	**40 %**	40 %

Page 39

Alternative performance measures (continued)

Underlying earnings

Underlying earnings represents net earnings attributable to the owners of Rio Tinto, adjusted to exclude items that do not reflect the underlying performance of the Group's operations.

Exclusions from underlying earnings are those gains and losses that, individually or in aggregate with similar items, are of a nature and size to require exclusion in order to provide additional insight into underlying business performance.

The following items are excluded from net earnings in arriving at underlying earnings in each period irrespective of materiality:

- net (gains)/losses on consolidation or disposal of interests in businesses
- net impairment charges and reversals
- (profit)/loss after tax from discontinued operations
- exchange and derivative gains and losses. This adjustment includes exchange (gains)/losses on external net debt and intragroup balances, unrealised (gains)/losses on currency and interest rate derivatives not qualifying for hedge accounting, unrealised (gains)/losses on certain commodity derivatives not qualifying for hedge accounting, and unrealised (gains)/ losses on embedded derivatives not qualifying for hedge accounting
- adjustments to closure provisions where the adjustment is associated with an impairment charge, or for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.

In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. In 2025, there were no items in this category. In 2024 this includes provision for uncertain tax positions in relation to disputes with the Mongolian Tax Authority and the recognition of deferred tax assets at Energy Resources of Australia.

Exclusions from underlying earnings relating to equity accounted units are stated after tax and included in the column "Pre-tax".

Page 40

Alternative performance measures (continued)

Reconciliation of net earnings to underlying earnings

Year ended 31 December	Pre-tax 2025 US$m	Taxation 2025 US$m	Non-controlling interests 2025 US$m	Net amount 2025 US$m	Net amount 2024 US$m
Net earnings	**14,568**	**(4,319)**	**(283)**	**9,966**	11,552
Items excluded from underlying earnings					
Impairment charges net of reversals	**341**	**(100)**	**–**	**241**	534
Gains on consolidation and disposal of interests in businesses	**–**	**–**	**–**	**–**	(897)
Foreign exchange and derivative losses/(gains):					
– Exchange losses/(gains) on external net debt, intragroup balances and derivatives[(a)]	**471**	**14**	**1**	**486**	(293)
– (Gains)/losses on currency and interest rate derivatives not qualifying for hedge accounting[(b)]	**(8)**	**1**	**(4)**	**(11)**	74
– (Gains)/losses on embedded commodity derivatives not qualifying for hedge accounting[(c)]	**(63)**	**27**	**–**	**(36)**	65
Change in closure estimates (non-operating and fully impaired sites)[(d)]	**293**	**(71)**	**–**	**222**	73
Uncertain Tax Provisions	**–**	**–**	**–**	**–**	195
Recognition of deferred tax assets at Energy Resources of Australia	**–**	**–**	**–**	**–**	(436)
Total excluded from underlying earnings	**1,034**	**(129)**	**(3)**	**902**	(685)
Underlying earnings	**15,602**	**(4,448)**	**(286)**	**10,868**	10,867

(a) Exchange losses/(gains) on external net debt, intragroup balances and derivatives includes post-tax losses on intragroup balances of US$761 million (2024: US$647 million gain) offset by post-tax gains on external net debt of US$275 million (2024: US$354 million loss), primarily as a result of the Australian dollar strengthening against the US dollar compared to the 31 December 2024 spot rate.

(b) Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(c) Valuation changes on derivatives, embedded in commercial contracts that are ineligible for hedge accounting but for which there will be an offsetting change in future Group earnings. Mark-to-Market (MTM) movements on commodity derivatives entered into with the commercial objective of achieving spot pricing for the underlying transaction at the date of settlement are included in underlying earnings. In 2025, this includes unrealised gains (2024: losses) recognised in relation to our renewable PPAs.

(d) In 2025, the change in closure estimate charge includes US$233 million related to the Yarwun alumina refinery, due to an acceleration of its forecast closure date as studies had not identified an economically viable solution for the construction of a second tailings storage facility. This qualified under our accounting policy for exclusion from underlying earnings as it also resulted in an impairment charge during the year (refer note 4 to the Financial Statements of our 2025 Annual Report for further details). In 2024, the charge to the income statement related to the change in estimates of underlying closure cash flows, net of impact of a change in discount rate, expressed in real-terms, from 2.0% to 2.5% as applied to provisions for close-down, restoration and environmental liabilities at legacy sites where the environmental damage preceded ownership by Rio Tinto.

Basic underlying earnings per share

Basic underlying earnings per share is calculated as underlying earnings divided by the weighted average number of shares outstanding during the year.

Year ended 31 December	2025 (cents)	2024 (cents)
Basic earnings per ordinary share	**613.7**	711.7
Items excluded from underlying earnings per share[(a)]	**55.5**	(42.2)
Basic underlying earnings per ordinary share	**669.2**	669.5

(a) Calculation of items excluded from underlying earnings per share.

Page 41

Alternative performance measures (continued)

Year ended 31 December	2025	2024
Items excluded from underlying earnings (US$m)	**902.0**	(685.0)
Weighted average number of shares (millions)	**1,624.0**	1,623.1
Items excluded from underlying earnings per share (cents)	**55.5**	(42.2)

We have provided basic underlying earnings per share as this allows the comparability of financial performance adjusted to exclude items which do not reflect the underlying performance of the Group's operations.

Interest cover

Interest cover is a financial metric used to monitor our ability to service debt. It represents the number of times finance income and finance costs (including amounts capitalised) are covered by profit before taxation, before finance income, finance costs, share of profit after tax of equity accounted units and items excluded from underlying earnings, plus dividends from equity accounted units.

Year ended 31 December	2025 US$m	2024 US$m
Profit before taxation	**14,568**	15,615
Add back		
Finance income	**(465)**	(514)
Finance costs	**1,062**	763
Share of profit after tax of equity accounted units	**(1,478)**	(838)
Items excluded from underlying earnings	**1,034**	(715)
Add: Dividends from equity accounted units	**1,070**	1,067
Calculated earnings	**15,791**	15,378
Finance income	**465**	514
Finance costs	**(1,062)**	(763)
Add: Amounts capitalised	**(411)**	(424)
Total net finance costs before capitalisation	**(1,008)**	(673)
Interest cover	**16**	23

Payout ratio

The payout ratio is used by us to guide the dividend policy we implemented in 2016, under which we have sought to return 40-60% of underlying earnings, on average through the cycle, to shareholders as dividends. It is calculated as total equity dividends per share to owners of Rio Tinto declared in respect of the financial year divided by underlying earnings per share (as defined above). Dividends declared usually include an interim dividend paid in the year, and a final dividend paid after the end of the year. Any special dividends declared in respect of the financial year are also included.

Year ended 31 December	2025 (cents)	2024 (cents)
Interim dividend declared per share	**148.0**	177.0
Final dividend declared per share	**254.0**	225.0
Total dividend declared per share for the year	**402.0**	402.0
Underlying earnings per share	**669.2**	669.5
Payout ratio	**60 %**	**60 %**

Page 42

Alternative performance measures (continued)

APMs derived from cash flow statement

Capital expenditure

Capital expenditure includes the net sustaining and development expenditure on property, plant and equipment, and on intangible assets. This is equivalent to "Purchases of property, plant and equipment and intangible assets" in the cash flow statement less "Sales of property, plant and equipment and intangible assets".

This measure is used to support management's objective of effective and efficient capital allocation as we need to invest in existing assets in order to maintain and improve productive capacity, and in new assets to drive business growth.

Year ended 31 December	2025 US$m	2024 US$m
Purchase of property, plant and equipment and intangible assets	12,335	9,621
Less: Sales of property, plant and equipment and intangible assets	(50)	(30)
Capital expenditure	**12,285**	9,591

Rio Tinto share of capital investment

Rio Tinto's share of capital investment represents our economic investment in capital projects.

The measure is based upon our capital expenditure APM (as defined above), adjusted to deduct equity or shareholder loan financing provided to partially owned subsidiaries by non-controlling interests in respect of major capital projects in the period and contributions from other third parties. In circumstances where the funding to be provided by non-controlling interests is not received in the same period as the underlying capital investment, this adjustment is applied in the period in which the underlying capital investment is made, not when the funding is received. Where funding which would otherwise be provided directly by shareholders is replaced with project financing, an adjustment is also made to deduct the share of project financing attributable to the non-controlling interest. This adjustment is not made in cases where Rio Tinto has unilaterally guaranteed this project financing. Lastly, funding contributed by the Group to equity accounted units for its share of investment in their major capital projects is added to the measure. No adjustment is made to the Capital expenditure APM where capital expenditure is funded from the operating cash flows of the subsidiary or EAU.

Year ended 31 December	2025 US$m	2024 US$m Adjusted[a]
Capital expenditure[a]	12,285	9,591
Funding provided by the group to EAUs[b]	557	965
Total capital investment[a]	12,842	10,556
Less: Equity or shareholder loan financing received/due from non-controlling interests[c]	(1,439)	(1,063)
Rio Tinto share of capital investment[a]	**11,403**	9,493

(a) In 2025, we revised the calculation of "Rio Tinto share of capital investment" to be based on our "Capital expenditure" APM, as presented above. Accordingly, we have adjusted prior year comparatives for comparability.

(b) Funding provided by the group to EAUs relates to funding of WCS Rail and Port Holding Entities (WCS) in relation to the Simandou project, consisting of a direct equity investment in WCS of US$249 million (2024: US$431 million) and loans provided totalling US$308 million (2024: US$534 million).

(c) We received US$1,321 million (2024: US$1,505 million) from Chalco Iron Ore Holdings Ltd (CIOH) interests of which US$1,160 million (2024: US$1,063 million) relates to CIOH's 47% share of capital expenditure incurred on the Simandou project and associated funding provided by the Group to EAUs during the current year on an accruals basis. In 2025, we also received US$236 million from Investissement Québec (IQ) in respect of their 50% share of capital expenditure incurred on the Nemaska lithium development project. The equivalent amount, on an accruals basis, of US$279 million is included in Rio Tinto share of capital investment.

Page 43

Alternative performance measures (continued)

Free cash flow

Free cash flow is defined as net cash generated from operating activities minus purchases of property, plant and equipment and intangibles and payments of lease principal, plus proceeds from the sale of property, plant and equipment and intangible assets.

This measures the net cash returned by the business after the expenditure of sustaining and development capital. This cash can be used for shareholder returns, reducing debt and other investing/financing activities.

Year ended 31 December	2025 US$m	2024 US$m
Net cash generated from operating activities	16,832	15,599
Less: Purchase of property, plant and equipment and intangible assets	(12,335)	(9,621)
Less: Lease principal payments	(522)	(455)
Add: Sales of property, plant and equipment and intangible assets	50	30
Free cash flow	**4,025**	5,553

APMs derived from the balance sheet

Net debt

Net debt is total borrowings plus lease liabilities less cash and cash equivalents and other liquid investments, adjusted for derivatives related to net debt.

Net debt measures how we are managing our balance sheet and capital structure.

	Year ended 31 December 2025					
	Financial liabilities			Other assets		
	Borrowings excluding overdrafts[a] US$m	Lease liabilities[b] US$m	Derivatives related to net debt[c] US$m	Cash and cash equivalents including overdrafts[a] US$m	Other investments[d] US$m	Net debt US$m
At 1 January	(12,431)	(1,413)	(343)	8,484	212	(5,491)
Foreign exchange adjustment	(53)	(60)	46	95	14	42
Net cash movements excluding exchange movements	(7,816)	522	(14)	(7)	131	(7,184)
Newly consolidated operations[e]	(1,553)	(46)	–	293	–	(1,306)
Other non-cash movements	(71)	(589)	231	–	6	(423)
At 31 December	**(21,924)**	**(1,586)**	**(80)**	**8,865**	**363**	**(14,362)**

(a) Borrowings excluding overdrafts of US$21,924 million (2024: US$12,431 million) differs from Borrowings on the balance sheet as it excludes bank overdrafts of US$7 million (2024: US$11 million) which has been included in cash and cash equivalents for the net debt reconciliation.

(b) Other non-cash movements in lease liabilities include the net impact of additions, modifications and terminations during the year.

(c) Included within derivatives related to net debt are interest rate and cross-currency interest rate swaps that are in hedge relationships with the Group's debt.

(d) Other investments includes US$363 million of term deposits with a maturity greater than 3 months. In 2024, the entire balance of US$212 million comprised highly liquid financial assets held in a separately managed portfolio of fixed income instruments, classified as held for trading.

(e) This relates to our acquisition of Arcadium Lithium plc, refer to note 5 of the notes to our 2025 Financial Statements for more details.

Page 44

Alternative performance measures (continued)

Net gearing ratio

Net gearing ratio is defined as net debt divided by the sum of net debt and total equity at the end of each year. It demonstrates the degree to which the Group's operations are funded by debt versus equity.

	2025 US$m	2024 US$m
Net debt	**14,362**	5,491
Total equity	**67,024**	57,965
Net debt plus total equity	**81,386**	63,456
Net gearing ratio	**18 %**	9 %

Underlying return on capital employed

Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed (operating assets).

Underlying ROCE measures how efficiently we generate profits from investment in our portfolio of assets.

Year ended 31 December	2025 US$m	2024 US$m
Profit after tax attributable to owners of Rio Tinto (net earnings)	**9,966**	11,552
Items added back to derive underlying earnings	**902**	(685)
Underlying earnings	**10,868**	10,867
Add/(deduct):		
Finance income per the income statement	**(465)**	(514)
Finance costs per the income statement	**1,062**	763
Tax on finance cost	**(71)**	(208)
Non-controlling interest share of net finance costs	**(560)**	(496)
Net interest cost in equity accounted units (Rio Tinto share)	**49**	60
Net interest	**15**	(395)
Adjusted underlying earnings	**10,883**	10,472
Equity attributable to owners of Rio Tinto - beginning of the year	**55,246**	54,586
Net debt - beginning of the year	**5,491**	4,231
Operating assets - beginning of the year	**60,737**	58,817
Equity attributable to owners of Rio Tinto - end of the year	**62,203**	55,246
Net debt - end of the year	**14,362**	5,491
Operating assets - end of the year	**76,565**	60,737
Average operating assets	**68,651**	59,777
Underlying return on capital employed	**16 %**	18 %

Page 45

Metal prices and exchange rates

		12 months to 31 December 2025	12 months to 31 December 2024	Increase/ (Decrease)
Metal prices - average for the period				
Copper	- US cents/lb	**451**	415	9 %
Aluminium	- US$/tonne	**2,632**	2,419	9 %
Gold	- US$/troy oz	**3,432**	2,386	44 %

	Twelve month average to 31 December			At 31 December		
Exchange rates against the US dollar	**2025**	2024	Increase/ (Decrease)	**2025**	2024	Increase/ (Decrease)
Pound sterling	**1.32**	1.28	3 %	**1.35**	1.25	8 %
Australian dollar	**0.64**	0.66	(2)%	**0.67**	0.62	8 %
Canadian dollar	**0.72**	0.73	(2)%	**0.73**	0.70	5 %
Euro	**1.13**	1.08	4 %	**1.18**	1.04	13 %
South African rand	**0.056**	0.055	3 %	**0.060**	0.053	13 %

Page 46

Forward-looking statements This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Covid-19 pandemic; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this report should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Page 47 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 riotinto.com This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State